UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023
Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Strong year-to-date and Q3 performance drives upgrade to full-year guidance

Broad-based execution drives further sales and earnings growth:
●	Total Q3 2023 sales +10% and +16% ex COVID
●	Vaccines sales +33%, +34% ex COVID. Shingrix £0.8 billion +15%, Arexvy sales £0.7 billion
●	Specialty Medicines sales -1%, +17% ex COVID with HIV +15%
●	General Medicines sales -2% with impact of generic competition to older products, in part offset by Trelegy +23%
●	Total operating profit and Total continuing EPS reflects strong growth in the quarter and year to date with lower charges for contingent consideration liabilities remeasurement
●
Adjusted operating profit +15% and Adjusted EPS +17% reflects strong execution, resilient growth and higher royalty income in part offset by increased investment in R&D, new product launches and a seven percentage point operating profit reduction from lower COVID-19 solutions sales

(Financial Performance - Q3 2023 results unless otherwise stated, growth % and commentary at CER, ex COVID is excluding COVID-19 solutions as defined on page 51).

	Q3 2023			Year to Date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	8,147	4	10	22,276	1	2
Turnover ex COVID	8,146	10	16	22,102	12	13
Total operating profit	1,949	64	83	6,172	35	39
Total continuing EPS	36.1p	92	>100	113.0p	54	59
Adjusted operating profit	2,772	6	15	7,034	7	10
Adjusted operating margin %	34.0%	0.8ppts	1.7ppts	31.6%	1.7ppts	2.2ppts
Adjusted EPS	50.4p	7	17	126.2p	11	14
Cash generated from operations	2,508	32		4,415	(24)

R&D delivery underpins longer-term growth outlook:
●	Arexvy approved in Japan as country's first RSV vaccine for older adults; positive preliminary phase III data in adults aged 50-59 presented at ACIP and support regulatory filings
●	New Shingrix data demonstrates 100% efficacy in preventing shingles in adults aged 50+ in China; co-promotion partnership in China with Zhifei announced, set to begin in 2024
●	Apretude long-acting treatment approved for HIV prevention in EU; clinical development plans advancing for innovative long-acting treatment and prevention regimens with data anticipated in 2024
●	Ojjaara approved by US FDA as first and only line agnostic treatment for myelofibrosis patients with anaemia
●	Jemperli plus chemotherapy approved in US as new frontline treatment for endometrial cancer
●	Agreement to acquire worldwide rights to Janssen's JNJ-3989, which may have potential to further increase functional cure rates of bepirovirsen in chronic hepatitis B treatment

2023 guidance upgrade, Q3 2023 dividend of 14p declared, 56.5p expected for full year
●	Turnover to increase 12 to 13% (from 8 to 10%)
●	Adjusted operating profit growth 13 to 15% (from 11 to 13%)
●	Adjusted EPS growth 17 to 20% (from 14 to 17%)
Guidance all at CER and excluding COVID-19 solutions.

Emma Walmsley, Chief Executive Officer, GSK:
"GSK is delivering strong and sustained performance momentum, with another quarter of double-digit sales and earnings growth. Competitive performance was broadly based but benefitted particularly from the outstanding US launch of Arexvy, the world's first RSV vaccine. Our excellent execution supports an upgrade to our full-year 2023 guidance and we have clear momentum as we look ahead to deliver our 2026 outlooks. GSK's longer-term outlook also continues to strengthen, with progress in our vaccines pipeline, the development of our ultra long-acting HIV portfolio and significant new prospects in respiratory."

The Total results are presented in summary above and on page 7 and Adjusted results reconciliations are presented on pages 19, 20, 22 and 23. Adjusted results are a non-IFRS measure excluding discontinued operations and other adjustments that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 17 and £% or AER% growth, CER% growth, turnover excluding COVID-19 solutions and other non-IFRS measures are defined on page 51, COVID-19 solutions are defined on page 51. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 17. All expectations, guidance and targets regarding future performance and dividend payments should be read together with 'Guidance, assumptions and cautionary statements' on page 52.

2023 guidance
GSK has upgraded its full-year guidance at constant exchange rates (CER). All expectations and full-year growth rates exclude any contributions from COVID-19 solutions.

In the year to date, GSK has exceeded its full-year guidance expectations due to the continued strong and broad-based performance of its business, including successful launch of Arexvy in Q3 2023, which has also benefitted from initial channel inventory build. Currently, GSK assumes sales of Arexvy will track in line with high-dose flu analogues. For the full year, the company expects Arexvy sales between £0.9 to £1 billion.

Turnover is expected to increase between 12 to 13 per cent (from 8 to 10 per cent)
Adjusted operating profit is expected to increase between 13 to 15 per cent (from 11 to 13 per cent)
Adjusted earnings per share is expected to increase between 17 to 20 per cent (from 14 to 17 per cent)

This guidance is supported by the following turnover expectations for full-year 2023 at CER:

Vaccines	-	expected increase of around 20 per cent in turnover (increased from mid-teens)
Specialty Medicines	-	expected increase of low double-digit per cent in turnover (from a high single-digit increase)
General Medicines	-	expected increase of low to mid-single-digit per cent in turnover (from low single-digit increase)

The increase in Adjusted Operating profit reflects both higher sales and royalty income partially offset by the cost of sales which continues to be expected to increase broadly in line with turnover. SG&A is anticipated to increase at a rate broadly aligned to turnover, reflecting new launches and targeted investment for growth. R&D is expected to continue to increase at a rate slightly below turnover. Adjusted earnings per share is now expected to increase between 17 to 20 per cent at CER, reflecting higher operating profit and more favourable net finance costs. Expectations for non-controlling interests are unchanged, and the company anticipates an effective tax rate between 15%-15.5%.

Additional commentary
The Dividend policy and the expected pay-out ratio remain unchanged. GSK's future dividend policy and guidance regarding the expected dividend pay-out in 2023 are provided on page 38.

COVID-19 solutions
In Q3 2023, turnover increased by 10% at CER and reflected the comparison to Q3 2022. Excluding COVID-19 solutions, turnover increased by 16% at CER. The adverse impact of lower sales of COVID-19 solutions was seven percentage points of growth in the quarter on Adjusted operating profit. GSK does not anticipate further significant COVID-19 pandemic-related sales or operating profit in 2023. Consequently, the company now expects its full-year 2023 turnover growth to be impacted by approximately 8%, with Adjusted Operating profit growth being reduced between 4% to 5% versus the prior year.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with 'Guidance, assumptions and cautionary statements' on page 52. If exchange rates were to hold at the closing rates on 30 Sep 2023 ($1.23/£1, €1.16/£1 and Yen 183/£1) for the rest of 2023, the estimated impact on 2023 Sterling turnover growth for GSK would be -2% and if exchange gains or losses were recognised at the same level as in 2022, the estimated impact on 2023 Sterling Adjusted Operating Profit growth for GSK would be -4%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 12pm GMT (US EDT at 8am) on 1 November 2023. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company's website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance: turnover

Turnover	Q3 2023			Year to date
	£m	Growth AER%	Growth CER%	£m	Growth AER%	Growth CER%
Shingles	825	9	15	2,538	16	15
Meningitis	441	-	3	987	11	11
RSV (Arexvy)	709	-	-	709	-	-
Influenza	374	(4)	(4)	409	(7)	(7)
Established Vaccines	868	(2)	3	2,495	7	6
Vaccines ex COVID	3,217	30	34	7,138	22	21
Pandemic vaccines	1	(83)	(67)	143	>100	>100
Vaccines	3,218	30	33	7,281	24	24
HIV	1,623	9	15	4,671	15	14
Respiratory/Immunology and Other	769	12	18	2,162	15	15
Oncology	200	22	26	487	9	9
Specialty Medicines ex COVID	2,592	11	17	7,320	14	14
Xevudy	-	(100)	(100)	31	(99)	(99)
Specialty Medicines	2,592	(6)	(1)	7,351	(14)	(15)
Respiratory	1,520	(10)	(3)	5,079	4	5
Other General Medicines	817	(11)	-	2,565	(3)	4
General Medicines	2,337	(10)	(2)	7,644	2	5
Total	8,147	4	10	22,276	1	2
Total ex COVID	8,146	10	16	22,102	12	13
By Region:
US	4,560	14	19	11,440	5	4
Europe	1,559	5	5	4,907	5	2
International	2,028	(13)	(2)	5,929	(6)	-
Total	8,147	4	10	22,276	1	2

Turnover ex COVID is excluding COVID-19 solutions and is a non-IFRS measure defined on page 51 with the reconciliation to the IFRS measure Turnover included in the table above.

		Q3 2023			Year to date
		£m	AER	CER	£m	AER	CER
Vaccines	Total	3,218	30%	33%	7,281	24%	24%
	Excluding COVID	3,217	30%	34%	7,138	22%	21%

Double-digit growth for Vaccines in Q3 23 and YTD was driven by the successful launch of Arexvy in the US and continued strong uptake of Shingrix in International and Europe. Pandemic vaccines sales mostly include GSK's share of 2023 contracted European volumes related to a COVID-19 booster vaccine co-developed with Sanofi.

Shingles	825	9%	15%	2,538	16%	15%

Shingrix, a vaccine against herpes zoster (shingles), grew 15% in Q3 23 on increased demand and favourable pricing. Growth was driven by strong private uptake and public funding expansion in International and Europe. These regions represented half of the Q3 23 turnover compared to less than 40% in Q3 22, with Shingrix now available in 38 countries outside of the US, most of which have cumulative immunisation rates in the low single digits. Europe sales included deliveries for the UK National Immunisation Programme which began offering Shingrix vaccination in September. In the US, retail demand grew 4% in the quarter and 7% YTD while overall US turnover declined 6% CER in Q3 23 and 7% CER YTD versus a challenging comparator period in which there was higher non-retail purchasing. YTD results were also impacted by a H1 22 wholesaler and distributor inventory build. The US cumulative immunisation penetration grew 5% from Q3 22 to the end of Q2 23 reaching 33% of the more than 120 million US adults(1) who are currently recommended to receive Shingrix.

(1)	United States Census Bureau, International Database, Year 2023.

	Q3 2023			Year to date
	£m	AER	CER	£m	AER	CER
Meningitis	441	-	3%	987	11%	11%

YTD double-digit Meningitis vaccine sales growth was largely delivered by Bexsero, our vaccine against meningitis B, driven by inclusion in National Immunisation Programmes in Europe. In the US, Menveo, a vaccine against meningitis ACWY, grew and Bexsero maintained YTD market share. In the quarter, Meningitis vaccines sales growth was largely due to the favourable impact of a Menveo US CDC (Center for Disease Control) stockpile borrow in Q3 22, partly offset by lower sales in International. Bexsero Q3 23 sales were flat while Bexsero grew in Europe in the quarter, the US declined as a result of CDC purchasing patterns and lower demand leaving performance flat.

RSV (Arexvy)	709	-	-	709	-	-

Arexvy, the world's first approved respiratory syncytial virus (RSV) vaccine for older adults, delivered significant sales in its first quarter since launch driven by strong demand and initial channel inventory build. Almost all sales were in the US where Arexvy is available in all major retail pharmacies with competitive contracting in place. More than 90% of Q3 23 doses shipped from wholesalers was to retailers, and Arexvy achieved two-thirds of the share of retail vaccinations in the quarter. YTD, 1.4 million of the more than 83 million US adults(1) at risk have been protected by Arexvy.

Influenza	374	(4%)	(4%)	409	(7%)	(7%)

Fluarix/FluLaval sales declined in Q3 23 driven by competitive pressure primarily in the US.

Established Vaccines	868	(2%)	3%	2,495	7%	6%

Established Vaccines Q3 23 performance was driven by resupply of MMR/V vaccines in Europe and positive phasing for Synflorix in International, partly offset by increased competition in the US and constrained supply in Europe for Infanrix/Pediarix. YTD sales also include favourable CDC stockpile movements for Rotarix in the US and continued travel market recovery benefiting Hepatitis vaccine sales in Europe and International.

Specialty Medicines	Total	2,592	(6%)	(1%)	7,351	(14%)	(15%)
	Excluding COVID	2,592	11%	17%	7,320	14%	14%
Specialty Medicines growth (excluding COVID-19 solutions) in Q3 23 reflected increased performance in the quarter, with continued growth momentum on the HIV portfolio and growth acceleration in both Oncology and Respiratory/Immunology and Other. In Q3 23 there were minimal sales of Xevudy contrasting with strong International sales in Q3 22, resulting in a drag of 18 percentage points (CER) in Q3 23, and a 29 percentage points (CER) drag YTD.

HIV	1,623	9%	15%	4,671	15%	14%

The growth of HIV in Q3 23 and YTD was primarily driven by a 2 percentage point increase in market share within a broadly flat global treatment market, attributable to patient demand for the Oral 2DR (Dovato, Juluca) and Long-Acting medicines (Cabenuva, Apretude). YTD patient demand contributed approximately 10 percentage points of sales growth, with the remainder from favourable pricing, customer ordering patterns and tender phasing. Growth in Q3 23 was mainly driven by continued patient demand for Oral 2DR and Long-Acting medicines and tender phasing. Dovato continues to be the highest selling product in the HIV portfolio with sales of £477 million in the quarter.

Oral 2DR and Long-Acting	867	38%	43%	2,369	47%	46%

Oral 2DR (Dovato, Juluca) and Long-Acting medicine (Cabenuva, Apretude) sales growth continues and now represents 53% of the total HIV portfolio compared to 42% for Q3 22, driven by market share growth of 4 percentage points versus Q3 22. Long-Acting medicine sales in the quarter were £219 million, growing £117 million versus Q3 22, with approximately three quarters of sales coming from patient switches from competitor products. Cabenuva sales in Q3 23 were £182 million, reflecting strong patient demand, high levels of market access and reimbursement across US and EU, underpinned by strong data from the SOLAR phase IIIb study presented at CROI 2023.

Respiratory/Immunology and Other	769	12%	18%	2,162	15%	15%

This therapy area includes sales of Nucala and Benlysta, and also sales of Duvroq (Daprodustat) in Japan. Growth in Q3 23 exceeds H1 23 reflecting accelerating growth in both Benlysta and Nucala.

Nucala	413	13%	19%	1,184	15%	16%

Nucala, is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including chronic rhinosinusitis with nasal polyps, eosinophilic granulomatosis with polyangiitis (EGPA) and hypereosinophilic syndrome (HES). Strong growth in all regions in the quarter reflected patient demand in severe eosinophilic asthma and for the new indications with ongoing launches, with growth in the quarter accelerated from H1 23 due to stronger US performance resulting from increasing new patient starts.

(1)	United States Census Bureau, International Database, Year 2023.

	Q3 2023			Year to date
	£m	AER	CER	£m	AER	CER
Benlysta	349	13%	20%	960	17%	17%

Benlysta, a monoclonal antibody treatment for Lupus, continues to show consistent growth representing strong demand in US and Europe with bio penetration and volume uptake in certain International markets, particularly in Japan and China. Q3 23 growth acceleration to 20% uplifts the YTD growth to 17%.

Oncology	200	22%	26%	487	9%	9%

Oncology demonstrated strong growth in Q3 23 driven by Jemperli and Zejula performance offset by the impact of Blenrep withdrawal from the US market in November 2022. In the quarter, Jemperli was approved in the US for frontline treatment in combination with chemotherapy for patients with dMMR/MSI-H primary advanced or recurrent endometrial cancer. Consequently, Jemperli achieved sales of £45 million in Q3 23 (£81 million YTD) driven by increasing new patient starts in the US. Strong Q3 23 performance drives Oncology growth YTD to 9%. GSK launched Ojjaara late in the quarter, with approval received for use in myelofibrosis patients with anaemia regardless of prior myelofibrosis therapy.

Zejula	140	17%	22%	371	10%	10%

Zejula, a PARP inhibitor treatment for ovarian cancer, saw positive growth globally in Q3 23, with the US demonstrating strong growth resulting from the launch of the recently approved tablet formulation including associated channel inventory impacts. Zejula strategy involves a switch from capsule to tablet formulation leading to improved patient experience and compliance. In the US, growth in first line indication was partially offset by reduction in use in second line following the update to US prescribing information agreed with the FDA in Q4 2022. Q3 23 sales also continue to show positive momentum in Europe and International, which when combined with US performance drives Q3 23 global growth to 22% and YTD global growth to 10%.

General Medicines	2,337	(10%)	(2%)	7,644	2%	5%

Performance in the quarter was adversely impacted by the US market through RAR adjustments, largely impacting the Established Respiratory portfolio. Unfavourable RAR adjustments contributed 6 percentage points of decline in Q3 23 and 3 percentage points YTD. Growth YTD was driven by both Respiratory and Other General Medicines, with ongoing strong demand for Trelegy in all regions, and a continued post pandemic recovery of the antibiotic market in Europe and International regions.

Respiratory	1,520	(10%)	(3%)	5,079	4%	5%

Performance in Q3 23 and YTD reflects growth of Trelegy and the single inhaled triple therapy class across all regions and of Anoro in Europe and International. Performance in Q3 23 was adversely impacted by the US market through RAR adjustments, largely impacting the Established Respiratory portfolio. Unfavourable RAR adjustments contributed 7 percentage points of decline in Q3 23 and 3 percentage points YTD.

Trelegy	537	15%	23%	1,613	27%	27%

Trelegy, is the most prescribed single inhaler triple therapy (SITT) treatment worldwide for COPD and asthma. Strong growth in Q3 23 and YTD delivered across all regions, reflecting increased patient demand, growth of the SITT market and penetration of the class. Growth momentum continues supported by the outputs of recently updated primary care guidelines from the Global Initiative for Chronic Obstructive Lung Disease.

Seretide/Advair	202	(24%)	(14%)	863	4%	6%

Seretide/Advair is an ICS/LABA treatment for asthma and COPD. Growth YTD reflected targeted promotion and growth in certain International markets and the benefit of favourable US RAR adjustments cumulatively in the period. Growth is partially offset by the ongoing impact of generic competition in Europe, US and certain International markets. Quarterly performance was significantly impacted by unfavourable RAR adjustments, accounting for 9 percentage points of decline.

Other General Medicines	817	(11%)	-	2,565	(3%)	4%

Flat growth in Q3 23 reflects ongoing post pandemic demand for anti-infectives in Europe and International, and certain third party manufacturing arrangements. Ongoing generic competition continues to impact this product group in Q3 23 and YTD, and specifically in Q3 23 adverse impacts in the US from RAR adjustments which contributed 4 percentage points of decline in the quarter and 1 percentage point YTD.

By Region

		Q3 2023			Year to date
		£m	AER	CER	£m	AER	CER
US	Total	4,560	14%	19%	11,440	5%	4%
	Excluding COVID	4,560	14%	19%	11,441	13%	12%

YTD 2023 there was an 8 (CER) percentage point drag due to a decrease in sales of Xevudy, however the decline had no impact in Q3 23, as Xevudy sales in 2022 were predominantly in the first quarter.

Vaccines grew strongly in Q3 23 driven by the launch and initial stocking for Arexvy, partly offset by lower non-retail demand for Shingrix, competitive pressure on Infanrix/Pediarix and CDC purchasing patterns and lower private demand for Bexsero. YTD performance also includes unfavourable wholesaler and retailer inventory movements for Shingrix and favourable CDC stockpile movements in Established Vaccines.

Specialty Medicines grew in Q3 23 and YTD driven by strong HIV performance, Benlysta and Nucala continued growth, and despite strong Oncology growth in Q3 23, partially offset by Oncology YTD on the withdrawal of Blenrep in November 2022.

General Medicines declined in Q3 23 as Trelegy growth from increased patient demand and growth of the SITT market was more than offset by declines in Established Respiratory resulting from adjustments to channel inventories and RAR.

Europe	Total	1,559	5%	5%	4,907	5%	2%
	Excluding COVID	1,559	5%	5%	4,783	12%	10%

In Q3 23 there is no impact from the impacts of COVID-19 solutions, however YTD there is an 8 (CER) percentage point drag due to high sales of Xevudy in the first half of 2022. Excluding the impacts of COVID-19 solutions, Europe continued to grow in Q3 23 and deliver strong growth of 10% YTD.

Vaccines strong growth reflected Shingrix launches and uptake, Bexsero national immunisation campaigns in France and Spain and ongoing travel vaccine recovery.

Specialty Medicines double digit growth came from HIV, Oncology, Benlysta and Nucala including the impact of new indication launches.

General Medicines low single digit percentage decline in the quarter was driven by Established Respiratory performance, with growth maintained at a low single digit percentage YTD.

International	Total	2,028	(13%)	(2%)	5,929	(6%)	-
	Excluding COVID	2,027	4%	17%	5,878	9%	16%

In Q3 23 there was a 19 (CER) percentage point drag due to high sales of Xevudy in 2022, while YTD the impact was 16 (CER) percentage points. Excluding this effect, all product groups grew in Q3 23 and YTD.

Vaccines double digit growth was driven by Shingrix strong uptake across several markets.

Specialty Medicines grew in HIV, Oncology and Respiratory/Immunology and Other with Nucala delivering strong growth.

General Medicines product group was driven by Respiratory, with Trelegy growth and a strong allergy season in Japan, Other General Medicines was driven by Augmentin on strong post pandemic antibiotic demand.

Financial performance

Total Results	Q3 2023			Year to Date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	8,147	4	10	22,276	1	2
Cost of sales	(2,272)	(6)	(4)	(6,147)	(16)	(16)
Selling, general and administration	(2,296)	12	18	(6,707)	13	13
Research and development	(1,575)	17	21	(4,176)	13	12
Royalty income	312	22	23	718	30	30
Other operating income/(expense)	(367)			208

Operating profit	1,949	64	83	6,172	35	39
Net Finance expense	(158)	(11)	(8)	(484)	(13)	(14)
Share of after tax profit/(loss) of associates and joint ventures	-			(4)
Profit/(loss) on disposal of interest in associates	-			1

Profit before taxation	1,791	77	99	5,685	42	46

Taxation	(257)			(775)
Tax rate %	14.3%			13.6%

Profit after taxation	1,534	97	>100	4,910	49	53
Profit attributable to non-controlling interests	70			332
Profit attributable to shareholders	1,464			4,578
	1,534	97	>100	4,910	49	53

Earnings per share	36.1p	92	>100	113.0p	54	59

Financial Performance - Q3 2023 results unless otherwise stated, growth % and commentary at CER.

Adjusted results Reconciliations between Total results and Adjusted results for Q3 2023, Q3 2022, YTD 2023 and YTD 2022 are set out on pages 19, 20, 22 and 23.

	Q3 2023			Year to Date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	8,147	4	10	22,276	1	2
Cost of sales	(2,073)	(6)	(4)	(5,553)	(17)	(17)
Selling, general and administration	(2,185)	11	17	(6,441)	13	13
Research and development	(1,429)	10	14	(3,966)	12	11
Royalty income	312	22	23	718	30	30

Adjusted operating profit	2,772	6	15	7,034	7	10

Adjusted profit before taxation	2,616	8	17	6,552	9	12
Taxation	(404)	-	9	(1,022)	6	8
Adjusted profit after taxation	2,212	9	19	5,530	10	13
Adjusted profit attributable to non-controlling interests	169			420
Adjusted profit attributable to shareholders	2,043			5,110
	2,212	9	19	5,530	10	13
Earnings per share	50.4p	7	17	126.2p	11	14

		Q3 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Cost of sales	Total	2,272	(6%)	(4%)	6,147	(16%)	(16%)
	% of sales	27.9%	(3.1%)	(3.9%)	27.6%	(5.7%)	(5.8%)
	Adjusted	2,073	(6%)	(4%)	5,553	(17%)	(17%)
	% of sales	25.4%	(2.8%)	(3.6%)	24.9%	(5.6%)	(5.7%)

Total and Adjusted cost of sales as a percentage of sales in Q3 2023 and year to date decreased primarily reflecting lower sales of lower margin Xevudy compared to 2022. Excluding Xevudy, the quarter and year to date benefitted from an increasing margin contribution from Vaccines sales, particularly the launch of Arexvy in the quarter in the US and Shingrix outside the US. In addition, Specialty Medicines, particularly HIV, contributed to the improved margin, as well as continued operational efficiencies. This was partly offset by adverse inventory provision adjustments in the quarter as well as higher input costs. The year to date also reflected an unfavourable comparator to a one-time benefit from inventory adjustments in Q1 2022.

		Q3 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Selling, general & administration	Total	2,296	12%	18%	6,707	13%	13%
	% of sales	28.2%	1.9%	1.9%	30.1%	3.1%	2.8%
	Adjusted	2,185	11%	17%	6,441	13%	13%
	% of sales	26.8%	1.7%	1.7%	28.9%	3.0%	2.7%

Growth in Total and Adjusted SG&A in Q3 2023 and in the year to date primarily reflected increased investment for growth in Vaccines, including disease awareness and initial launch preparations across 15 markets for Arexvy, and investment behind global market expansion and disease awareness for Shingrix. In Specialty Medicines, increased investment was targeted behind long-acting injectables in HIV and the recent launch of Ojjaara for myelofibrosis in Oncology. This was partly offset by the continuing benefit of restructuring and tight control of ongoing costs. In the quarter there was a 3% adverse impact to growth reflecting foreign exchange gains in Q3 2022 for COVID-19 solutions. The year to date also reflected the Zejula royalty dispute in Q1 2023. Total SG&A also included an increase in significant legal costs (see details on page 21).

		Q3 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Research & development	Total	1,575	17%	21%	4,176	13%	12%
	% of sales	19.3%	2.1%	1.7%	18.7%	1.9%	1.7%
	Adjusted	1,429	10%	14%	3,966	12%	11%
	% of sales	17.5%	1.0%	0.6%	17.8%	1.7%	1.4%

R&D growth in the quarter was driven by late-stage investment in Vaccines, Respiratory/Immunology and Infectious Diseases. Investment increased in Vaccines driven by pneumococcal and mRNA programmes, partly offset by lower investment on Meningitis ABCWY and RSV following successful trial completion. Respiratory/Immunology increased investment on paediatric Benlysta, Nucala COPD, CCL17 for osteo arthritic pain and the collaboration with Alector Inc. for Alzheimer's disease was offset by a decrease related to completion of the late-stage clinical programme last year for otilimab. Infectious Diseases investment increase was driven by bepirovirsen to support development in chronic hepatitis B.

In Oncology, increased investment in Jemperli and momelotinib (Ojjaara) in the quarter was offset by reductions in Zejula and Cell and Gene Therapy.

Early stage research increases included investment in IL18 for atopic dermatitis and in the HIV portfolio, focused on next generation long-acting treatments and preventative medicines. This was offset by lower spend on projects transitioning into development including mRNA and therapeutic HSV vaccines.

The year to date growth factors were similar to the quarter, but also included reduced investment in Blenrep compared to the same period in 2022.

Total R&D included higher impairment charges compared with the same quarter and year to date in 2022.

		Q3 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Royalty income	Total	312	22%	23%	718	30%	30%
	Adjusted	312	22%	23%	718	30%	30%

Growth in Total and Adjusted royalty income in Q3 2023 primarily related to Gardasil royalties, which increased to £189 million in the quarter and £392 million in the year to date, as well as Kesimpta and Biktarvy royalties. The majority of the income from Gardasil royalties will cease at the end of 2023.

		Q3 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Other operating income/(expense)	Total	(367)	66%	66%	208	>100%	>100%

The Q3 2023 expense reflected a charge of £576 million (Q3 2022: £698 million) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer, Inc. (Pfizer) put option partly offset by a fair value gain of £184 million (Q3 2022: £377 million loss) on the retained stake in Haleon plc (Haleon) and net income of £25 million (Q3 2022: £9 million) primarily received from equity investments and milestone income.

Year to date income reflects a fair value gain of £154 million (YTD 2022: £377 million loss) on the retained stake in Haleon as well as £170 million (YTD 2022: £158 million) of other net income primarily related to equity investments and milestone income (including £30 million dividend received form the retained investment in Haleon), partly offset by a charge of £116 million (YTD 2022: £1,729 million) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer put option. In Q1 2022 upfront income of £0.9 billion was received from the settlement with Gilead Sciences, Inc. (Gilead).

		Q3 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Operating profit	Total	1,949	64%	83%	6,172	35%	39%
	% of sales	23.9%	8.7%	10.1%	27.7%	6.9%	7.5%
	Adjusted	2,772	6%	15%	7,034	7%	10%
	% of sales	34.0%	0.8%	1.7%	31.6%	1.7%	2.2%

Total operating profit margin was higher in the quarter and year to date due to profitable, resilient growth across the portfolio as well as favourable movements in contingent consideration liabilities and fair value gains (2022 fair value losses) on the retained stake in Haleon. In the year to date there is an unfavourable comparison due to the £0.9 billion upfront income received from the settlement with Gilead in Q1 2022.

Adjusted operating profit in Q3 2023 benefitted from leverage from profitable, resilient growth and strong execution across Specialty Medicines and Vaccines, particularly with the launch of Arexvy, as well as higher royalty income, offset by a decline in operating profit for General Medicines in the quarter and increased investment behind product launches and in R&D. The adverse impact of lower sales of COVID-19 solutions was seven percentage points of operating profit growth in the quarter. There was minimal impact on Adjusted operating profit margin.

Year to date Adjusted operating profit benefitted from strong sales, favourable product mix and increased royalty income partly offset by increased investment behind product launches and in R&D as well as increased legal charges primarily relating to the Zejula royalty dispute. The adverse impact of lower sales of COVID-19 solutions was 4 percentage points of operating profit growth in the quarter. The Adjusted operating profit margin improved by 1.8 percentage points.

		Q3 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Adjusted operating profit by segment	Commercial Operations	4,188	6%	13%	11,044	6%	7%
	% of sales	51.4%	1.0%	1.4%	49.6%	2.3%	2.3%
	R&D	(1,371)	5%	9%	(3,876)	9%	8%

Commercial Operations Adjusted operating profit in the quarter and year to date benefitted from strong sales and favourable product mix (with minimal Xevudy sales) and increased royalty income, partly offset by increased investment in growth and launch assets as well as an increase in legal provisions in the year to date.

The R&D segment operating expenses growth was driven by late-stage investment in Vaccines, Respiratory/Immunology and Infectious Diseases, including pneumococcal and mRNA programmes, and bepirovirsen to support development in chronic hepatitis B. This was partly offset by decreases related to the completion of late-stage clinical development programmes and reduced investment in RSV and Blenrep versus the same period in 2022.

		Q3 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Net finance costs	Total	158	(11%)	(8%)	484	(13%)	(14%)
	Adjusted	156	(12%)	(9%)	478	(14%)	(15%)

The decrease in net finance costs in Q3 2023 and year to date is mainly driven by the net savings from maturing bonds including the Sterling Notes repurchase in Q4 2022 and higher interest income on cash, partly offset by higher interest on commercial paper.

		Q3 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Taxation	Total	257	10%	27%	775	10%	14%
	Tax rate %	14.3%			13.6%
	Adjusted	404	-	9%	1,022	6%	8%
	Tax rate %	15.4%			15.6%

The effective tax rate on Adjusted Profits is broadly in line with expectations for the year of 15% to 15.5%. Further details on taxation are described in Note 14, "Taxation" in the Annual Report 2022.

		Q3 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Non-controlling interests ("NCIs")	Total	70	>100%	>100%	332	(1%)	(3%)
	Adjusted	169	25%	30%	420	(6%)	(8%)

The increase in Total profit from continuing operations allocated to NCIs in Q3 2023 was primarily driven by higher ViiV Healthcare profits with an allocation of £57 million (Q3 2022: £24 million).

The year to date was impacted by lower net profits in some of the Group's other entities with NCIs offset by higher ViiV Healthcare profits with an allocation of £324 million (2022: £292 million).

In Q3 2023 the growth in Adjusted profit from continuing operations allocated to NCIs reflected higher profits in ViiV Healthcare with an allocation of £156 million (Q3 2022: £139 million) and higher net profits in some of the Group's other entities with NCIs. The decrease in the year to date primarily reflected lower net profits in some of the Group's other entities with NCIs, partly offset by higher profit allocations from ViiV Healthcare of £412 million (2022: £403 million).

		Q3 2023			Year to Date
		£p	AER	CER	£p	AER	CER
Earnings per share	Total continuing	36.1p	92%	>100%	113.0p	54%	59%
	Adjusted	50.4p	7%	17%	126.2p	11%	14%

Adjusted EPS in the quarter and year to date reflected the growth in Adjusted Operating profit as well as lower finance costs. Year to date growth also reflected the growth in Adjusted Operating profit, lower finance costs and a favourable benefit from lower non-controlling interests.

In Q3 2023 and the year to date, lower sales from lower margin COVID-19 solutions reduced Adjusted EPS by eight and five percentage points respectively.

In Q3 2023 and the year to date, the increase in Total continuing EPS primarily reflected lower charges related to the remeasurement of contingent consideration liabilities and a fair value gain on the retained stake in Haleon compared to a fair value loss in the same period last year. In the year to date there is an unfavourable comparison due to upfront income received from the settlement with Gilead in Q1 2022.

Currency impact on results
The results for the year to date 2023 are based on average exchange rates, principally £1/$1.24, £1/€1.15 and £1/Yen 173. The results for Q3 2023 are based on average exchange rates, principally £1/$1.26, £1/€1.16 and £1/Yen 182. The period-end exchange rates were £1/$1.23, £1/€1.16 and £1/Yen 183. Comparative exchange rates are given on page 40.

		Q3 2023			Year to Date
		£m/£p	AER	CER	£m/£p	AER	CER
Turnover		8,147	4%	10%	22,276	1%	2%
Earnings per share	Total	36.1p	92%	>100%	113.0p	54%	59%
	Adjusted	50.4p	7%	17%	126.2p	11%	14%

In Q3 2023, the adverse currency impact primarily reflected the strengthening of Sterling against the US Dollar as well as the weakening of emerging market currencies against Sterling. Exchange gains or losses on the settlement of intercompany transactions had a minimal impact on Adjusted EPS.

In the year to date the adverse currency impact primarily reflected weakening of emerging market currencies against Sterling partly offset by weakening of Sterling against the US Dollar and the Euro. Exchange gains or losses on the settlement of intercompany transactions had a one percentage point adverse impact on Adjusted EPS.

Cash generation

Cash flow
	Q3 2023 £m	Q3 2022 £m	9 months 2023 £m	9 months 2022 £m

Cash generated from operations attributable to continuing operations (£m)	2,508	1,907	4,415	5,843
Cash generated from operations attributable to discontinued operations (£m)	-	10	-	928

Total cash generated from operations (£m)	2,508	1,917	4,415	6,771

Total net cash generated from operating activities (£m)	2,212	1,321	3,572	5,498

Free cash inflow/(outflow) from continuing operations* (£m)	1,655	712	1,314	2,453
Free cash flow from continuing operations growth (%)	>100%	(13%)	(41%)	>100%
Free cash flow conversion from continuing operations* (%)	>100%	94%	29%	83%
Total net debt** (£m)	17,589	18,436	17,589	18,436

*	Free cash flow from continuing operations and free cash flow conversion are defined on page 51. Free cash flow from continuing operations is analysed on page 42.
**	Net debt is analysed on page 42.

Q3 2023
Cash generated from operating activities from continuing operations for the quarter was £2,508 million (Q3 2022: £1,907 million). The increase primarily reflected increased operating profit, timing of returns and rebates, favourable comparison to timing of profit share payments for Xevudy and timing of additional pension contributions both in 2022, offset in part by an increase in trade receivables due to higher sales in the quarter, including the launch of Arexvy.

Total contingent consideration payments in the quarter were £281 million (Q3 2022: £249 million), including cash payments made to Shionogi & Co. Ltd (Shionogi) of £269 million (Q3 2022: £240 million). £278 million (Q3 2022: £247 million) of these were recognised in cash flows from operating activities.

Free cash inflow was £1,655 million for the quarter (Q3 2022: £712 million inflow). In addition to the increase in cash generated from operating activities from continuing operations, the increase in free cash inflow was driven by a favourable comparison due to increased tax payments in Q3 2022 and lower dividends paid to non-controlling interests in the quarter partly offset by lower proceeds from sale of intangible assets.

9 months 2023
Cash generated from operating activities from continuing operations was £4,415 millions (9 months 2022: £5,843 million). The decrease primarily reflected an unfavourable comparison due to the upfront income from the settlement with Gilead received in Q1 2022, increase in trade receivables due to higher sales including the launch of Arexvy and lower Xevudy collections and lower payable balances reflecting increased investment in 2022.

Total contingent consideration cash payments in the year to date 2023 were £860 million (YTD 2022: £864 million), including cash payments made to Shionogi of £834 million (YTD 2022: £843 million). £853 million (YTD 2022: £789 million) of these were recognised in cash flows from operating activities.

Free cash inflow was £1,314 million for the YTD 2023 (YTD 2022: £2,453 million inflow). The reduction was primarily due to lower cash generated from operating activities including an unfavourable comparison due to the upfront income from the settlement with Gilead in Q1 2022. This was partly offset by a favourable comparison due to increased tax payments in Q3 2022.

Total Net debt
At 30 September 2023, net debt was £17,589 million, compared with £17,197 million at 31 December 2022, comprising gross debt of £20,836 million and cash and liquid investments of £3,247 million. See net debt information on page 42.

Net debt increased by £0.4 billion primarily due to dividends paid to shareholders of £1.7 billion and the net acquisition cost of BELLUS Health Inc. (Bellus) for £1.5 billion, partly offset by £1.3 billion free cash inflow, £0.9 billion disposal of investments, £0.2 billion of income received from equity investments and net favourable exchange impacts of £0.4 billion from the translation of non-Sterling denominated debt and exchange on other financing items.

At 30 September 2023, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £4,843 million with loans of £2,323 million repayable in the subsequent year.

On 6 October 2023, GSK completed the sale of 270 million shares in Haleon raising gross proceeds of approximately £885.6 million. See post balance sheet event note on page 41.

Q3 2023 pipeline highlights (since 26 July 2023)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory action	Arexvy	RSV, older adults aged 60+ years	Regulatory approval (JP)
	Apretude	HIV, pre-exposure prophylaxis, long-acting injectable and tablets	Regulatory approval (EU)
	Vocabria	HIV, combination with rilpivirine long-acting injection	Regulatory approval (CN)
	Jemperli	RUBY (1L mismatch repair deficient/microsatellite instability-high (dMMR/MSI-H) endometrial cancer)	Regulatory approval (US)
	Jemperli	RUBY (1L dMMR/MSI-H endometrial cancer)	Positive CHMP opinion (EU)
	Ojjaara (momelotinib)	MOMENTUM (myelofibrosis with anaemia)	Regulatory approval (US)
Regulatory submissions or acceptances	Nucala	chronic rhinosinusitis with nasal polyps	Regulatory acceptance (JP)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory acceptance (JP)
Phase III data readouts or other significant events	Arexvy	RSV, older adults aged 50-59 years	Positive phase III data readout
	Shingrix	Shingles, older adults aged 50+ years	Positive phase III data (CN)
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Positive phase III data readout

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2023	Arexvy	RSV, older adults aged 50-59 years	Regulatory submission (US, EU, JP)
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory submission (CN)
H1 2024	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Phase III data readout
	MenABCWY (gen 2) vaccine candidate	Meningitis ABCWY	Phase II data readout
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Regulatory submission (US, EU)
	depemokimab	SWIFT-1/2 (severe asthma)	Phase III data readout
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Phase III data readout
	Jemperli	RUBY (1L dMMR/MSI-H endometrial cancer)	Regulatory decision (EU)
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory submission (US)
	Jemperli	RUBY part 2 (1L endometrial cancer)	Phase III data readout
	Jemperli	RUBY part 2 (1L endometrial cancer)	Regulatory submission (US, EU)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (EU, JP)
	Zejula	FIRST (1L maintenance ovarian cancer)	Phase III data readout
H2 2024	Arexvy	RSV, older adults aged 50-59 years	Regulatory decision (US, EU, JP)
	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory submission (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Phase III data readout
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory submission (US)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory submission (US)
	Nucala	Severe asthma	Regulatory decision (CN)
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory decision (JP)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Phase III data readout
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (US)
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Phase III data readout
	cobolimab	COSTAR (non-small cell lung cancer)	Phase III data readout
	Zejula	ZEAL (1L maintenance non-small cell lung cancer)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Phase III data readout

Refer to pages 43 to 50 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress on our six priority areas for responsible business

Building Trust by operating responsibly is integral to GSK's strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK's people thrive while delivering sustainable health impact at scale. The company has identified six Environmental, Social, and Governance (ESG) focus areas that address what is most material to GSK's business and the issues that matter the most to its stakeholders. Highlights below include activity since Q2 2023 results. For more details on annual updates, please see GSK'S ESG Performance Report 2022 here: https://gsk.to/2022ESGPerf.

Access
Commitment: to make GSK's vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK's vaccines and medicines to treat and protect underserved people.

Progress since Q2 2023:

●
Malaria kills almost 620,000 people every year, most of them children under 5 in Africa south of the Sahara. New "remarkable" results from a landmark study by the London School of Hygiene & Tropical Medicine show that combining the RTS,S malaria vaccine with antimalarial drugs in areas of Africa with seasonal malaria continued to dramatically reduce malaria cases and deaths in young children over a period of 5 years: a two thirds reduction in clinical malaria episodes, including cases of severe malaria and deaths from malaria in young children, compared to either intervention alone. The data confirm the potential of seasonal vaccination to provide a high level of protection over the first 5 years of a child's life, when this protection is much needed. More information can be found here: https://www.thelancet.com/journals/laninf/article/PIIS1473-3099(23)00368-7/fulltext.

●
Overstretched health systems and lockdown measures during the COVID-19 pandemic have triggered the biggest global decline in routine immunisation for 30 years, causing diseases like polio, measles and cholera to appear in places where they have not been seen for decades. In September, GSK and Save the Children announced a 5-year extension to their partnership, focused on protecting the health of 'zero dose' children who have never received a vaccine in Nigeria and Ethiopia. More information can be found here: https://gsk.to/48ZfJqM.

●	Performance metrics related to access are updated annually with details from the most recent year on page 9 of GSK's ESG Performance Report 2022.

Global health and health security Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.

Progress since Q2 2023:

●
GSK's history in malaria spans more than 200 years and continues to be a focus today. In August, a new paper published in Science showed the potential for a naturally occurring bacterium discovered by GSK scientists - Delftia tsuruhatensis Tres Cantos 1 (TC1) - to be the basis for new anti-malarial interventions. This discovery led to a collaboration with Johns Hopkins Malaria Research Institute on studies which show bacteria drastically reduces malaria parasite burden in the mosquito, potentially reducing transmission to humans significantly.

●	Performance metrics related to global health and health security are updated annually with details from the most recent year on page 13 of GSK's ESG Performance Report 2022.

Environment Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.

Progress since Q2 2023:

●
GSK is focused on reducing its impact on nature across the full value chain, investing in the protection and restoration of nature, and helping to drive collective action. In September, GSK published its plan for nature in line with the goal of the Global Biodiversity Framework to halt and reverse biodiversity loss by 2030. The plan includes action across freshwater, land, oceans and atmosphere, the major components of the natural world and home to the biodiversity of the planet's living species. More information can be found here: https://gsk.to/46WCQk8

●
In September, The Task Force on Nature-related Financial Disclosures (TNFD) published their final framework - an outcome of the pilot framework GSK and others were already testing. In alignment with this, GSK announced a commitment to adopting TNFD-aligned disclosures in 2026, based on 2025 data.

●	Performance metrics related to environment are updated annually with details from the most recent year on page 16 of GSK's ESG Performance Report 2022.

Diversity, equity and inclusion
Commitment: create a diverse, equitable and inclusive workplace; enhance recruitment of diverse patient populations in GSK clinical trials; and support diverse communities.

Progress since Q2 2023:

●
At GSK, having a highly talented team with a wide range of skills and backgrounds is crucial to the ability to discover and develop ground-breaking medicines and vaccines and understand the unique needs of patients. In October, GSK announced a new £6 million and 10-year commitment to equitable STEM education initiative to boost STEM career progression for young people from under-represented groups in the UK. More information can be found here: https://gsk.to/3SoeRpE.

●
At the 2023 Women Deliver conference, GSK and ViiV Healthcare joined forces with The Global Fund to launch a new multi-year fund aimed at supporting community-based and -led organisations who are working to deliver lasting changes in health policies and programmes to promote gender equality in Africa.

●	Performance metrics related to diversity, equity and inclusion are updated annually with details from the most recent year on page 23 of GSK's ESG Performance Report 2022.

Ethical standards
Commitment: promote ethical behaviour across GSK's business by supporting its employees to do the right thing and working with suppliers that share GSK's standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with details from the most recent year on page 26 of GSK's ESG Performance Report 2022.

Product governance Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with details from the most recent year on page 30 of GSK's ESG Performance Report 2022.

ESG rating performance Detailed below is how GSK performs in key ESG ratings.

External benchmark	Current score/ranking	Previous score/ranking	Comments
S&P Global's Corporate Sustainability Assessment	86	88	2nd in the pharmaceutical industry group; Assessment conducted annually, current score based on 2022 submission. 2023 submission score expected to be published in Q4 2023
Access to Medicines Index	4.06	4.23	Led the bi-annual index since its inception in 2008; Updated bi-annually, current results from November 2022
Antimicrobial resistance benchmark	84%	86%	Led the bi-annual benchmark since its inception in 2018; Current ranking updated November 2021
CDP Climate Change	A-	A-	Updated annually, current scores updated December 2022 (for supplier engagement, March 2023)
CDP Water Security	B	B
CDP Forests (palm oil)	A-	B
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	16.7	18.6	1st percentile in pharma subindustry group; Lower score represents lower risk. Current ranking updated September 2023
MSCI	AA	AA	Last rating action date: September 2023
Moody's ESG solutions	62	61	2nd in the pharmaceutical sector; Current score updated August 2023
ISS Corporate Rating	B+	B+	Current score updated June 2023
FTSE4Good	Member	Member	Member since 2004, latest review in June 2023
ShareAction's Workforce Disclosure Initiative	77%	75%	Current score updated February 2023

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)
	Frances De Franco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group's overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 51.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group's performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK's quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the profits from discontinued operations from the Consumer Healthcare business and the following items in relation to our continuing operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from continuing operations are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group's financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group's trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 19, 20, 22 and 23.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group's performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 83% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2022.

As consideration for the acquisition of Shionogi's interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 'Business combinations', GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in nine months ended 30 September 2023 were £834 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 71 and 72 of the Annual Report 2022.

Adjusting items
The reconciliations between Total results and Adjusted results for Q3 2023 and Q3 2022 are set out below.

Three months ended 30 September 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m
Turnover	8,147						8,147
Cost of sales	(2,272)	162		29		8	(2,073)

Gross profit	5,875	162		29		8	6,074

Selling, general and administration	(2,296)			83	1	27	(2,185)
Research and development	(1,575)	20	129	(2)		(1)	(1,429)
Royalty income	312						312
Other operating income/(expense)	(367)				576	(209)	-

Operating profit	1,949	182	129	110	577	(175)	2,772

Net finance cost	(158)					2	(156)

Profit before taxation	1,791	182	129	110	577	(173)	2,616

Taxation	(257)	(40)	(30)	(19)	(61)	3	(404)
Tax rate %	14.3%						15.4%

Profit after taxation from continuing operations	1,534	142	99	91	516	(170)	2,212

Profit attributable to non-controlling interests from continuing operations	70				99		169

Profit attributable to shareholders from continuing operations	1,464	142	99	91	417	(170)	2,043

	1,534	142	99	91	516	(170)	2,212

Earnings per share from continuing operations	36.1p	3.5p	2.4p	2.2p	10.3p	(4.1)p	50.4p

Weighted average number of shares (millions)	4,055						4,055

Three months ended 30 September 2022

	Total results(2) £m	Profit from discon- tinued operations(2) £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m
Turnover	7,829							7,829
Cost of sales	(2,423)		172		24	13		(2,214)

Gross profit	5,406		172		24	13		5,615

Selling, general and administration	(2,056)				42		46	(1,968)
Research and development	(1,346)		26	17	6			(1,297)
Royalty income	255							255
Other operating income/(expense)	(1,068)				1	699	368	-

Operating profit	1,191		198	17	73	712	414	2,605

Net finance cost	(178)						1	(177)
Share of after tax losses of associates and joint ventures	(1)							(1)

Profit before taxation	1,012		198	17	73	712	415	2,427

Taxation	(233)		(39)	(3)	(15)	(106)	(6)	(402)
Tax rate %	23.0%							16.6%
Profit after taxation from continuing operations	779		159	14	58	606	409	2,025

Profit after taxation from discontinued operations and other gains/(losses) from the demerger(2)	2,429	(2,429)						-

Remeasurement of discontinued operations distributed to shareholders on demerger(2)	7,651	(7,651)						-

Profit after taxation from discontinued operations(2)	10,080	(10,080)						-

Total profit after taxation for the period(2)	10,859	(10,080)	159	14	58	606	409	2,025

Profit attributable to non- controlling interest from continuing operations	20					115		135
Profit attributable to shareholders from continuing operations	759		159	14	58	491	409	1,890
Profit attributable to non- controlling interest from discontinued operations	18	(18)						-

Profit attributable to shareholders from discontinued operations(2)	10,062	(10,062)						-
	10,859	(10,080)	159	14	58	606	409	2,025

Total profit attributable to non-controlling interests	38	(18)				115		135

Total profit attributable to shareholders(2)	10,821	(10,062)	159	14	58	491	409	1,890

	10,859	(10,080)	159	14	58	606	409	2,025

Earnings per share from continuing operations	18.8p		3.9p	0.4p	1.4p	12.2p	10.2p	46.9p

Earnings per share from discontinued operations(2)	249.7p	(249.7)p						-

Total earnings per share(2)	268.5p	(249.7)p	3.9p	0.4p	1.4p	12.2p	10.2p	46.9p
Weighted average number of shares (millions)	4,030							4,030

(2)	The Q3 2022 results have been restated to reflect the increase in the gain on the demerger of Consumer Healthcare from £9.6 billion to £10.1 billion See further details on page 39.

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in Q3 2023 were £110 million (Q3 2022: £73 million), analysed as follows:

	Q3 2023			Q3 2022

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	45	50	95	38	22	60
Significant acquisitions	18	(1)	17	10	-	10
Legacy programmes	(1)	(1)	(2)	2	1	3
	62	48	110	50	23	73

The Separation Preparation programme incurred cash charges of £45 million primarily from the restructuring of some administrative functions as well as Global Supply Chain and R&D. The non-cash charges of £50 million primarily reflected the write down of assets in administrative locations.

Costs of significant acquisitions relate to integration costs of Sierra Oncology Inc. (Sierra) and Affinivax Inc. (Affinivax) which were acquired in Q3 2022 and Bellus acquired in Q2 2023.

Transaction-related adjustments
Transaction-related adjustments from continuing operations resulted in a net charge of £577 million (Q3 2022: £712 million) the majority of which related to charges/credits for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q3 2023 £m	Q3 2022 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	479	582
ViiV Healthcare put options and Pfizer preferential dividends	40	51
Contingent consideration on former Novartis Vaccines business	(12)	60
Contingent consideration on acquisition of Affinivax	69	-
Other adjustments	1	19

Total transaction-related charges	577	712

The £479 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by £383 million from updated exchange rates and sales forecasts, and the unwind of the discount for £96 million. The £40 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated exchange rates and higher cash balances.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 18.

The £12 million credit relating to the contingent consideration on the former Novartis Vaccines business primarily relates to changes to future sales forecasts.

The £69 million charge relating to the contingent consideration on the acquisition of Affinivax primarily relates to an increase in increased estimated probability of success for the 30-plus valent pneumococcal vaccine candidate as well as unwind of the discount.

Divestments, significant legal charges, and other items
Divestments, significant legal charges, and other items primarily included dividend and distribution income received from investments including a £184 million fair value gain on the investment in Haleon. Legal charges provide for all significant legal matters, including Zantac, and are not broken out separately by litigation or investigation. Legal charges in the quarter primarily reflected increased legal charges for Zantac of which the vast majority relate to the prospective legal costs for the defence of the litigation.

The reconciliations between Total results and Adjusted results for YTD 2023 and YTD 2022 are set out below. Nine months ended 30 September 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	22,276						22,276
Cost of sales	(6,147)	477		97		20	(5,553)

Gross profit	16,129	477		97		20	16,723

Selling, general and administration	(6,707)			163	1	102	(6,441)
Research and development	(4,176)	58	149	4		(1)	(3,966)
Royalty income	718						718
Other operating income/(expense)	208				116	(324)	-

Operating profit	6,172	535	149	264	117	(203)	7,034

Net finance cost	(484)			1		5	(478)
Share of after tax profit/(loss) of associates and joint venture	(4)						(4)
Profit/(loss) on disposal of interest in associates	1					(1)	-

Profit before taxation	5,685	535	149	265	117	(199)	6,552

Taxation	(775)	(116)	(35)	(52)	(29)	(15)	(1,022)
Tax rate %	13.6%						15.6%

Profit after taxation from continuing operations	4,910	419	114	213	88	(214)	5,530

Profit attributable to non-controlling interests from continuing operations	332				88		420

Profit attributable to shareholders from continuing operations	4,578	419	114	213	-	(214)	5,110

	4,910	419	114	213	88	(214)	5,530

Earnings per share from continuing operations	113.0p	10.3p	2.8p	5.3p	-	(5.2)p	126.2p

Weighted average number of shares (millions)	4,050						4,050

Nine months ended 30 September 2022

	Total results(2) £m	Profit from discon- tinued operations(2) £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m
Turnover	21,948							21,948
Cost of sales	(7,316)		501		60	35	9	(6,711)

Gross profit	14,632		501		60	35	9	15,237

Selling, general and administration	(5,934)				177		64	(5,693)
Research and development	(3,691)		75	56	20			(3,540)
Royalty income	552							552
Other operating income/(expense)	(994)				1	1,709	(716)	-

Operating profit	4,565		576	56	258	1,744	(643)	6,556

Net finance cost	(559)				1		2	(556)
Share of after tax profit/(loss) of associates and joint ventures	(4)							(4)

Profit before taxation	4,002		576	56	259	1,744	(641)	5,996

Taxation	(706)		(119)	(10)	(51)	(237)	157	(966)
Tax rate %	17.6%							16.1%

Profit after taxation from continuing operations	3,296		457	46	208	1,507	(484)	5,030

Profit after taxation from discontinued operations and other gains/(losses) from the demerger(2)	3,054	(3,054)						-

Remeasurement of discontinued operations distributed to shareholders on demerger(2)	7,651	(7,651)						-

Profit after taxation from discontinued operations(2)	10,705	(10,705)						-

Total profit after taxation for the period(2)	14,001	(10,705)	457	46	208	1,507	(484)	5,030
Profit attributable to non- controlling interest from continuing operations	335					111		446
Profit attributable to shareholders from continuing operations	2,961		457	46	208	1,396	(484)	4,584
Profit attributable to non- controlling interest from discontinued operations	205	(205)						-

Profit attributable to shareholders from discontinued operations(2)	10,500	(10,500)						-

	14,001	(10,705)	457	46	208	1,507	(484)	5,030

Total profit attributable to non-controlling interests	540	(205)				111		446
Total profit attributable to shareholders(2)	13,461	(10,500)	457	46	208	1,396	(484)	4,584
	14,001	(10,705)	457	46	208	1,507	(484)	5,030
Earnings per share from continuing operations	73.6p		11.4p	1.1p	5.2p	34.6p	(12.0p)	113.9p
Earnings per share from discontinued operations(2)	260.9p	(260.9)p						-
Total earnings per share(2)	334.5p	(260.9)p	11.4p	1.1p	5.2p	34.6p	(12.0)p	113.9p
Weighted average number of shares (millions)	4,024							4,024

(2)	The Q3 2022 results have been restated to reflect the increase in the gain on the demerger of Consumer Healthcare from £9.6 billion to £10.1 billion See further details on page 39.

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in nine months ended 30 September 2023 were £264 million (nine months ended 30 September 2022: £258 million), analysed as follows:

	9 months 2023			9 months 2022

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	107	101	208	77	164	241
Significant acquisitions	54	1	55	10	-	10
Legacy programmes	1	-	1	3	4	7
	162	102	264	90	168	258

The Separation Preparation programme incurred cash charges of £107 million primarily from the restructuring of some administrative functions as well as Global Supply Chain and R&D. The non-cash charges of £101 million primarily reflected the write-down of assets in administrative as well as manufacturing locations.

The benefit in the nine months ended 30 September 2023 from restructuring programmes was £0.2 billion, primarily relating to the Separation Preparation restructuring programme. The programme has delivered £1.0 billion of annual savings to date and targets to deliver £1.1 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs.

Costs of significant acquisitions relate to integration costs of Sierra and Affinivax which were acquired in Q3 2022 and Bellus acquired in Q2 2023.

Transaction-related adjustments
Transaction-related adjustments from continuing operations resulted in a net charge of £117 million (2022: £1,744 million) the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	9 months 2023 £m	9 months 2022 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	406	1,423
ViiV Healthcare put options and Pfizer preferential dividends	(203)	201
Contingent consideration on former Novartis Vaccines business	(134)	100
Contingent consideration on acquisition of Affinivax	47	-
Other adjustments	1	20

Total transaction-related charges	117	1,744

The £406 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by £105 million from updated exchange rates and sales forecasts, and the unwind of the discount for £301 million. The £203 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a reduction in the valuation of the put option as a result of updated exchange rates, sales forecasts and lower cash balances.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 18.

The £134 million credit relating to the contingent consideration on the former Novartis Vaccines business primarily relates to changes to future sales forecasts. The £47 million charge relating to the contingent consideration on the acquisition of Affinivax primarily relates to an increase in increased estimated probability of success for the 30-plus valent pneumococcal vaccine candidate as well as unwind of the discount.

Divestments, significant legal charges, and other items
Divestments, significant legal charges, and other items primarily included dividend and distribution income received from investments including a £154 million fair value gain on the investment in Haleon and £30 million dividend. Significant legal charges in the year to date primarily reflected increased legal charges for Zantac of which the vast majority relate to the prospective legal costs for the defence of the litigation.

Financial information

Income statements

	Q3 2023 £m	Q3 2022(2) £m	9 months 2023 £m	9 months 2022(2) £m

TURNOVER	8,147	7,829	22,276	21,948

Cost of sales	(2,272)	(2,423)	(6,147)	(7,316)
Gross profit	5,875	5,406	16,129	14,632

Selling, general and administration	(2,296)	(2,056)	(6,707)	(5,934)
Research and development	(1,575)	(1,346)	(4,176)	(3,691)
Royalty income	312	255	718	552
Other operating income/(expense)	(367)	(1,068)	208	(994)

OPERATING PROFIT	1,949	1,191	6,172	4,565

Finance income	24	22	86	50
Finance expense	(182)	(200)	(570)	(609)
Share of after tax profit/(loss) of associates and joint ventures	-	(1)	(4)	(4)
Profit/(loss) on disposal of interests in associates	-	-	1	-

PROFIT BEFORE TAXATION	1,791	1,012	5,685	4,002

Taxation	(257)	(233)	(775)	(706)
Tax rate %	14.3%	23.0%	13.6%	17.6%

PROFIT AFTER TAXATION FROM CONTINUING OPERATIONS	1,534	779	4,910	3,296

Profit after taxation from discontinued operations and other gains from the demerger(2)	-	2,429	-	3,054

Remeasurement of discontinued operations distributed to shareholders on demerger(2)	-	7,651	-	7,651

PROFIT AFTER TAXATION FROM DISCONTINUED OPERATIONS(2)	-	10,080	-	10,705

PROFIT AFTER TAXATION FOR THE PERIOD(2)	1,534	10,859	4,910	14,001

Profit attributable to non-controlling interests from continuing operations	70	20	332	335
Profit attributable to shareholders from continuing operations	1,464	759	4,578	2,961
Profit attributable to non-controlling interests from discontinued operations	-	18	-	205
Profit attributable to shareholders from discontinued operations(2)	-	10,062	-	10,500
	1,534	10,859	4,910	14,001

Profit attributable to non-controlling interests	70	38	332	540
Profit attributable to shareholders(2)	1,464	10,821	4,578	13,461

	1,534	10,859	4,910	14,001

EARNINGS PER SHARE FROM CONTINUING OPERATIONS	36.1p	18.8p	113.0p	73.6p

EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS(2)	-	249.7p	-	260.9p

TOTAL EARNINGS PER SHARE(2)	36.1p	268.5p	113.0p	334.5p

Diluted earnings per share from continuing operations	35.6p	18.6p	111.4p	72.5p
Diluted earnings per share from discontinued operations(2)	-	246.1p	-	257.2p
Total diluted earnings per share(2)	35.6p	264.7p	111.4p	329.7p

(2)	The Q3 2022 results have been restated to reflect the increase in the gain on the demerger of Consumer Healthcare from £9.6 billion to £10.1 billion See further details on page 39.

Statement of comprehensive income

	Q3 2023 £m	Q3 2022(2) £m	9 months 2023 £m	9 months 2022(2) £m

Total profit for the period(2)	1,534	10,859	4,910	14,001

Items that may be reclassified subsequently to continuing operations income statement:
Exchange movements on overseas net assets and net investment hedges	(94)	93	(87)	(105)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(7)	1	(20)	10
Fair value movements on cash flow hedges	-	11	1	13
Deferred tax on fair value movements on cash flow hedges	-	17	(1)	17
Reclassification of cash flow hedges to income statement	1	(1)	4	12

	(100)	121	(103)	(53)

Items that will not be reclassified to continuing operations income statement:
Exchange movements on overseas net assets of non-controlling interests	5	(5)	(17)	(5)
Fair value movements on equity investments	(242)	(24)	(359)	(648)
Tax on fair value movements on equity investments	18	4	35	61
Fair value movements on cash flow hedges	-	-	(34)	-
Remeasurement gains/(losses) on defined benefit plans	(266)	(1,195)	(216)	(682)
Tax on remeasurement losses/(gains) on defined benefit plans	63	303	55	177

	(422)	(917)	(536)	(1,097)

Other comprehensive expense for the period from continuing operations	(522)	(796)	(639)	(1,150)

Other comprehensive income for the period from discontinued operations	-	(595)	-	333

Total comprehensive income for the period(2)	1,012	9,468	4,271	13,184

Total comprehensive income for the period attributable to:
Shareholders(2)	937	9,410	3,956	12,649
Non-controlling interests	75	58	315	535

	1,012	9,468	4,271	13,184

(2)	The Q3 2022 results have been restated to reflect the increase in the gain on the demerger of Consumer Healthcare from £9.6 billion to £10.1 billion See further details on page 39.

Balance sheet

	30 September 2023 £m	31 December 2022 £m
ASSETS
Non-current assets
Property, plant and equipment	8,814	8,933
Right of use assets	640	687
Goodwill	6,973	7,046
Other intangible assets	15,295	14,318
Investments in associates and joint ventures	75	74
Other investments	1,067	1,467
Deferred tax assets	5,610	5,658
Other non-current assets	1,148	1,194

Total non-current assets	39,622	39,377

Current assets
Inventories	5,480	5,146
Current tax recoverable	330	405
Trade and other receivables	8,544	7,053
Derivative financial instruments	143	190
Current equity investments	3,436	4,087
Liquid investments	70	67
Cash and cash equivalents	3,177	3,723
Assets held for sale	60	98

Total current assets	21,240	20,769

TOTAL ASSETS	60,862	60,146

LIABILITIES
Current liabilities
Short-term borrowings	(4,843)	(3,952)
Contingent consideration liabilities	(1,024)	(1,289)
Trade and other payables	(15,582)	(16,263)
Derivative financial instruments	(121)	(183)
Current tax payable	(286)	(471)
Short-term provisions	(534)	(652)

Total current liabilities	(22,390)	(22,810)

Non-current liabilities
Long-term borrowings	(15,993)	(17,035)
Corporation tax payable	(78)	(127)
Deferred tax liabilities	(402)	(289)
Pensions and other post-employment benefits	(2,278)	(2,579)
Derivative financial instruments	(6)	-
Other provisions	(546)	(532)
Contingent consideration liabilities	(5,486)	(5,779)
Other non-current liabilities	(1,064)	(899)

Total non-current liabilities	(25,853)	(27,240)

TOTAL LIABILITIES	(48,243)	(50,050)

NET ASSETS	12,619	10,096

EQUITY
Share capital	1,348	1,347
Share premium account	3,450	3,440
Retained earnings	7,017	4,363
Other reserves	1,318	1,448

Shareholders' equity	13,133	10,598

Non-controlling interests	(514)	(502)

TOTAL EQUITY	12,619	10,096

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder's equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2023	1,347	3,440	4,363	1,448	10,598	(502)	10,096
Profit for the period			4,578		4,578	332	4,910
Other comprehensive income/(expense) for the period			(279)	(343)	(622)	(17)	(639)

Total comprehensive income/(expense) for the period			4,299	(343)	3,956	315	4,271

Distributions to non-controlling interests						(334)	(334)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(1,679)		(1,679)		(1,679)
Realised after tax losses on disposal or liquidation of equity investments			(33)	33			-
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			2	(2)			-
Shares issued	1	8			9		9
Write-down on shares held by ESOP Trusts			(153)	153			-
Shares acquired by ESOP Trusts		2	1	(3)			-
Share-based incentive plans			217		217		217
Hedging gain/loss after taxation transferred to non-financial assets				32	32		32

At 30 September 2023	1,348	3,450	7,017	1,318	13,133	(514)	12,619

	Share capital £m	Share premium £m	Retained earnings(2) £m	Other reserves £m	Share- holder's equity(2) £m	Non- controlling interests £m	Total equity(2) £m

At 1 January 2022	1,347	3,301	7,944	2,463	15,055	6,287	21,342
Profit for the period(2)			13,461	-	13,461	540	14,001
Other comprehensive income/(expense) for the period			(259)	(553)	(812)	(5)	(817)

Total comprehensive income/(expense) for the period(2)			13,202	(553)	12,649	535	13,184

Distributions to non-controlling interests						(1,278)	(1,278)
Non-cash distribution to non-controlling interests						(2,960)	(2,960)
Contributions from non-controlling interests						8	8
Deconsolidation of former subsidiaries						(3,028)	(3,028)
Dividends to shareholders			(2,813)		(2,813)		(2,813)
Non-cash dividend to shareholders			(15,526)		(15,526)		(15,526)
Realised after tax losses on disposal or liquidation of equity investments			14	(14)			-
Share of associates and joint ventures realised profits on disposal of equity investments			(1)	1			-
Share issued		25			25		25
Write-down of shares held by ESOP Trusts			(530)	530			-
Shares held by ESOP trust			(164)	164			-
Shares acquired by ESOP Trusts		114	704	(818)			-
Share-based incentive plans			268		268		268
At 30 September 2022(2)	1,347	3,440	3,098	1,773	9,658	(436)	9,222

(2)	The Q3 2022 results have been restated to reflect the increase in the gain on the demerger of Consumer Healthcare from £9.6 billion to £10.1 billion See further details on page 39.

Cash flow statement nine months ended 30 September 2023

	9 months 2023 £m	9 months 2022 £m
Profit after tax from continuing operations	4,910	3,296
Tax on profits	775	706
Share of after tax loss/(profit) of associates and joint ventures	4	4
(Profit)/loss on disposal of interest in associates and joint ventures	(1)	-
Net finance expense	484	559
Depreciation, amortisation and other adjusting items	1,671	2,291
Increase in working capital	(2,669)	(667)
Contingent consideration paid	(853)	(789)
Decrease in other net liabilities (excluding contingent consideration paid)	94	443
Cash generated from operations attributable to continuing operations	4,415	5,843
Taxation paid	(843)	(1,110)
Net cash inflow/(outflow) from continuing operating activities	3,572	4,733
Cash generated from operations attributable to discontinued operations	-	928
Taxation paid from discontinued operations	-	(163)
Net operating cash flows attributable to discontinued operations	-	765
Total net cash inflows/(outflows) from operating activities	3,572	5,498
Cash flow from investing activities
Purchase of property, plant and equipment	(828)	(705)
Proceeds from sale of property, plant and equipment	21	13
Purchase of intangible assets	(733)	(802)
Proceeds from sale of intangible assets	12	126
Purchase of equity investments	(92)	(121)
(Increase)/decrease in liquid investments	47	-
Purchase of businesses net of cash acquired	(1,459)	(3,030)
Proceeds from sale of equity investments	834	115
Share transactions with minority shareholders	-	1
Contingent consideration paid	(7)	(75)
Disposal of businesses	56	(19)
Investment in associates and joint ventures	-	(1)
Interest received	83	49
Proceeds from disposal of associates and joint ventures	1	-
Dividend and distributions from investments	201	-
Dividends from associates and joint ventures	1	-
Net cash inflow/(outflow) from continuing investing activities	(1,863)	(4,449)
Net investing cash flows attributable to discontinued operations	-	(3,783)
Total net cash inflow/(outflow) from investing activities	(1,863)	(8,232)
Cash flow from financing activities
Issue of share capital	9	25
Repayment of long-term loans	(144)	(9)
Issue of long-term notes	238	-
Repayment of short-term loans(3)	(1,088)	(5,020)
Net increase/(repayment) of other short-term loans(3)	1,394	813
Repayment of lease liabilities	(148)	(149)
Interest paid	(480)	(504)
Dividends paid to shareholders	(1,679)	(2,813)
Distribution to non-controlling interests	(334)	(390)
Contributions from non-controlling interests	7	8
Other financing items	176	126
Net cash inflow/(outflow) from continuing financing activities	(2,049)	(7,913)
Net financing cash flows attributable to discontinued operations	-	10,074
Total net cash inflow/(outflow) from financing activities	(2,049)	2,161

Cash flow statement nine months ended 30 September 2023 (continued)

	9 months 2023 £m	9 months 2022 £m

Increase/(decrease) in cash and bank overdrafts in the period	(340)	(573)
Cash and bank overdrafts at beginning of the period	3,425	3,819
Exchange adjustments	(65)	106
Increase/(decrease) in cash and bank overdrafts	(340)	(573)
Cash and bank overdrafts at end of the period	3,020	3,352
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,177	3,606
Overdrafts	(157)	(254)
	3,020	3,352

(3)	Amended to reflect the gross cash flows with no impact on overall financing cash flows.

Vaccines turnover - three months ended 30 September 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	825	9	15	414	(13)	(6)	227	31	32	184	64	78
Shingrix	825	9	15	414	(13)	(6)	227	31	32	184	64	78
Meningitis	441	-	3	272	(3)	(1)	109	20	18	60	(13)	(1)
Bexsero	266	(3)	-	132	(20)	(18)	104	22	21	30	25	46
Menveo	168	7	10	140	22	23	3	(25)	(25)	25	(34)	(29)
Other	7	(22)	(22)	-	-	-	2	-	(50)	5	(29)	(14)
RSV	709	-	-	700	-	-	2	-	-	7	-	-
Arexvy	709	-	-	700	-	-	2	-	-	7	-	-
Influenza	374	(4)	(4)	317	(4)	(5)	21	(25)	(25)	36	20	27
Fluarix, FluLaval	374	(4)	(4)	317	(4)	(5)	21	(25)	(25)	36	20	27
Established Vaccines	868	(2)	3	343	(10)	(4)	170	(11)	(9)	355	13	18
Infanrix, Pediarix	145	(23)	(19)	82	(29)	(26)	26	(37)	(37)	37	19	32
Boostrix	169	(6)	(2)	123	1	6	29	(19)	(19)	17	(19)	(14)
Hepatitis	157	(4)	1	95	(8)	(3)	40	5	5	22	(4)	9
Rotarix	144	1	7	34	36	52	28	(3)	(3)	82	(8)	(2)
Synflorix	89	25	27	-	-	-	8	-	-	81	29	30
Priorix, Priorix Tetra, Varilrix	82	61	67	4	>100	>100	35	59	55	43	54	64
Cervarix	31	(22)	(20)	-	-	-	2	(71)	(57)	29	(12)	(12)
Other	51	6	10	5	(62)	(46)	2	(78)	(56)	44	69	62
Vaccines ex COVID	3,217	30	34	2,046	40	43	529	10	10	642	22	30
Pandemic vaccines	1	(83)	(67)	-	-	-	-	-	-	1	(83)	(67)
Pandemic adjuvant	1	(83)	(67)	-	-	-	-	-	-	1	(83)	(67)
Vaccines	3,218	30	33	2,046	40	43	529	10	10	643	21	29

Vaccines turnover - nine months ended 30 September 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	2,538	16	15	1,395	(6)	(7)	684	41	38	459	>100	>100
Shingrix	2,538	16	15	1,395	(6)	(7)	684	41	38	459	>100	>100
Meningitis	987	11	11	511	2	1	329	26	23	147	16	24
Bexsero	678	12	12	275	(7)	(8)	316	29	26	87	43	54
Menveo	293	9	9	236	16	15	9	(25)	(25)	48	(9)	(4)
Other	16	(6)	(6)	-	-	-	4	-	(25)	12	(8)	-
RSV	709	-	-	700	-	-	2	-	-	7	-	-
Arexvy	709	-	-	700	-	-	2	-	-	7	-	-
Influenza	409	(7)	(7)	318	(4)	(5)	21	(25)	(25)	70	(10)	(6)
Fluarix, FluLaval	409	(7)	(7)	318	(4)	(5)	21	(25)	(25)	70	(10)	(6)
Established Vaccines	2,495	7	6	1,005	7	6	552	4	2	938	8	9
Infanrix, Pediarix	407	(16)	(16)	224	(20)	(21)	79	(22)	(23)	104	1	5
Boostrix	472	2	1	316	10	9	92	(14)	(16)	64	(7)	(6)
Hepatitis	485	9	8	276	(1)	(2)	132	25	22	77	28	32
Rotarix	466	23	23	159	>100	>100	89	(1)	(3)	218	1	4
Synflorix	227	(4)	(5)	-	-	-	27	12	12	200	(6)	(7)
Priorix, Priorix Tetra, Varilrix	189	37	37	11	>100	>100	98	34	32	80	25	28
Cervarix	110	21	23	-	-	-	30	100	100	80	5	8
Other	139	31	29	19	-	16	5	(69)	(69)	115	62	55
Vaccines ex COVID	7,138	22	21	3,929	21	19	1,588	22	19	1,621	25	28
Pandemic vaccines	143	>100	>100	-	-	-	123	-	-	20	>100	>100
Pandemic adjuvant	143	>100	>100	-	-	-	123	-	-	20	>100	>100
Vaccines	7,281	24	24	3,929	21	19	1,711	31	28	1,641	26	29

Specialty Medicines turnover - three months ended 30 September 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	1,623	9	15	1,088	9	15	345	4	4	190	24	41
Dolutegravir products	1,361	2	8	867	(1)	5	312	-	-	182	30	47
Tivicay	340	(1)	7	192	(15)	(10)	64	(4)	(4)	84	75	>100
Triumeq	373	(20)	(16)	263	(19)	(14)	65	(25)	(25)	45	(18)	(9)
Juluca	171	8	12	134	8	15	34	6	3	3	-	-
Dovato	477	32	37	278	39	46	149	18	18	50	47	59
Rukobia	30	43	52	28	33	43	2	100	100	-	-	-
Cabenuva	182	80	87	151	74	82	26	>100	>100	5	67	33
Apretude	37	>100	>100	37	>100	>100	-	-	-	-	-	-
Other	13	(50)	(42)	5	(38)	(38)	5	(29)	(43)	3	(73)	(45)
Respiratory/ Immunology and Other	769	12	18	528	9	15	119	24	24	122	13	28
Nucala	413	13	19	241	7	13	97	28	29	75	17	30
Benlysta	349	13	20	287	12	18	25	19	19	37	23	43
Other	7	(50)	(50)	-	>(100)	>(100)	(3)	>(100)	>(100)	10	(29)	(14)
Oncology	200	22	26	111	34	39	72	3	3	17	55	82
Zejula	140	17	22	71	22	28	54	6	4	15	36	73
Blenrep	10	(72)	(69)	-	(100)	(100)	10	(37)	(31)	-	-	-
Jemperli	45	>100	>100	36	>100	>100	8	>100	>100	1	-	-
Ojjaara	4	-	-	4	-	-	-	-	-	-	-	-
Other	1	>100	>100	-	-	-	-	-	-	1	>100	>100
Specialty Medicines ex COVID	2,592	11	17	1,727	10	16	536	8	8	329	21	38
Pandemic	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)
Xevudy	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)
Specialty Medicines	2,592	(6)	(1)	1,727	8	14	536	7	7	329	(50)	(43)

Specialty Medicines turnover - nine months ended 30 September 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	4,671	15	14	3,061	18	17	1,049	9	6	561	10	15
Dolutegravir products	3,963	7	6	2,472	7	6	957	4	2	534	12	18
Tivicay	1,037	3	3	588	-	(1)	199	(2)	(4)	250	16	23
Triumeq	1,139	(14)	(14)	782	(11)	(12)	214	(23)	(25)	143	(13)	(9)
Juluca	484	9	8	371	9	8	103	8	5	10	-	10
Dovato	1,303	39	38	731	44	42	441	29	26	131	52	60
Rukobia	82	46	45	76	41	41	5	>100	>100	1	>100	>100
Cabenuva	485	>100	>100	402	>100	>100	71	>100	>100	12	>100	>100
Apretude	97	>100	>100	97	>100	>100	-	-	-	-	-	-
Other	44	(41)	(41)	14	(42)	(42)	16	(20)	(25)	14	(55)	(52)
Respiratory/ Immunology and Other	2,162	15	15	1,475	12	11	343	26	24	344	15	24
Nucala	1,184	15	16	686	7	6	281	31	28	217	25	34
Benlysta	960	17	17	788	16	15	73	22	20	99	21	30
Other	18	(55)	(53)	1	-	>(100)	(11)	>(100)	>(100)	28	(33)	(26)
Oncology	487	9	9	233	(1)	(2)	219	18	16	35	46	67
Zejula	371	10	10	172	-	(1)	166	17	14	33	38	67
Blenrep	30	(67)	(67)	(2)	>(100)	>(100)	32	(11)	(11)	-	-	-
Jemperli	81	>100	>100	59	>100	>100	21	>100	>100	1	-	-
Ojjaara	4	-	-	4	-	-	-	-	-	-	-	-
Other	1	>100	>100	-	-	-	-	-	-	1	>100	>(100)
Specialty Medicines ex COVID	7,320	14	14	4,769	15	14	1,611	13	11	940	13	20
Pandemic	31	(99)	(99)	(1)	>(100)	>(100)	1	(100)	(100)	31	(97)	(97)
Xevudy	31	(99)	(99)	(1)	>(100)	>(100)	1	(100)	(100)	31	(97)	(97)
Specialty Medicines	7,351	(14)	(15)	4,768	(4)	(5)	1,612	(13)	(15)	971	(45)	(41)

General Medicines turnover - three months ended 30 September 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	1,520	(10)	(3)	747	(13)	(7)	317	(4)	(3)	456	(7)	5
Arnuity Ellipta	5	(74)	(68)	4	(76)	(82)	-	-	-	1	(50)	50
Anoro Ellipta	142	10	15	71	9	15	48	17	15	23	-	13
Avamys/Veramyst	52	(27)	(21)	-	-	-	10	(33)	(33)	42	(25)	(18)
Flixotide/Flovent	98	(30)	(24)	66	(31)	(25)	12	(25)	(19)	20	(33)	(23)
Incruse Ellipta	43	(23)	(20)	22	(33)	(30)	14	(7)	-	7	(12)	(12)
Relvar/Breo Ellipta	239	(23)	(18)	86	(45)	(40)	81	(2)	(2)	72	(1)	10
Seretide/Advair	202	(24)	(14)	18	(69)	(53)	55	(17)	(18)	129	(9)	4
Trelegy Ellipta	537	15	23	388	14	21	69	15	17	80	23	40
Ventolin	175	(8)	-	92	(6)	-	24	(8)	(12)	59	(11)	5
Other Respiratory	27	(21)	(6)	-	-	-	4	(43)	(29)	23	(12)	(4)
Other General Medicines	817	(11)	-	40	(57)	(50)	177	2	2	600	(8)	7
Dermatology	93	(1)	12	-	-	-	27	12	8	66	(6)	13
Augmentin	158	5	18	-	-	-	41	21	21	117	1	17
Avodart	90	5	10	-	-	-	28	4	7	62	5	12
Lamictal	83	(37)	(31)	23	(67)	(61)	28	4	-	32	(9)	6
Other	393	(14)	(1)	17	(23)	(14)	53	(13)	(13)	323	(14)	2
General Medicines	2,337	(10)	(2)	787	(18)	(11)	494	(2)	(2)	1,056	(8)	6

General Medicines turnover - nine months ended 30 September 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	5,079	4	5	2,529	4	3	1,040	3	1	1,510	6	13
Arnuity Ellipta	26	(42)	(42)	21	(46)	(49)	-	-	-	5	(17)	-
Anoro Ellipta	402	17	17	191	16	15	142	20	18	69	11	19
Avamys/Veramyst	250	5	7	-	-	-	45	(12)	(14)	205	9	12
Flixotide/Flovent	351	(15)	(14)	225	(19)	(20)	50	(4)	(4)	76	(6)	-
Incruse Ellipta	122	(22)	(22)	59	(33)	(34)	44	(8)	(8)	19	(10)	(5)
Relvar/Breo Ellipta	801	(11)	(10)	307	(28)	(29)	271	7	5	223	3	10
Seretide/Advair	863	4	6	263	30	28	191	(10)	(12)	409	(1)	5
Trelegy Ellipta	1,613	27	27	1,176	26	25	203	19	18	234	38	49
Ventolin	551	(2)	(1)	287	(4)	(5)	72	(13)	(16)	192	5	13
Other Respiratory	100	(7)	-	-	-	-	22	-	-	78	(8)	(2)
Other General Medicines	2,565	(3)	4	214	(20)	(21)	544	5	3	1,807	(2)	8
Dermatology	278	-	8	-	-	-	81	3	-	197	(1)	11
Augmentin	469	15	22	-	-	-	137	28	25	332	10	21
Avodart	272	10	11	-	-	-	87	7	5	185	11	14
Lamictal	327	(14)	(12)	145	(25)	(26)	83	4	1	99	(6)	2
Other	1,219	(8)	1	69	(7)	(9)	156	(8)	(10)	994	(7)	3
General Medicines	7,644	2	5	2,743	2	-	1,584	4	2	3,317	1	10

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Three months ended 30 September 2023	8,147	4	10	4,560	14	19	1,559	5	5	2,028	(13)	(2)
Nine months ended 30 September 2023	22,276	1	2	11,440	5	4	4,907	5	2	5,929	(6)	-

Commercial Operations turnover ex COVID

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Three months ended 30 September 2023	8,146	10	16	4,560	14	19	1,559	5	5	2,027	4	17
Nine months ended 30 September 2023	22,102	12	13	11,441	13	12	4,783	12	10	5,878	9	16

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the GLT are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group's management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment
	Q3 2023 £m	Q3 2022 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	8,147	7,829	4	10

Operating profit by segment
	Q3 2023 £m	Q3 2022 £m	Growth £%	Growth CER%

Commercial Operations	4,188	3,950	6	13
Research and Development	(1,371)	(1,301)	5	9

Segment profit	2,817	2,649	6	15
Corporate and other unallocated costs	(45)	(44)

Adjusted operating profit	2,772	2,605	6	15
Adjusting items	(823)	(1,414)

Total operating profit	1,949	1,191	64	83

Finance income	24	22
Finance costs	(182)	(200)
Share of after tax profit/(loss) of associates and joint ventures	-	(1)

Profit before taxation from continuing operations	1,791	1,012	77	99

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income and other items.

Turnover by segment
	9 months 2023 £m	9 months 2022 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	22,276	21,948	1	2

Operating profit by segment
	9 months 2023 £m	9 months 2022 £m	Growth £%	Growth CER%

Commercial Operations	11,044	10,371	6	7
Research and Development	(3,876)	(3,548)	9	8

Segment profit	7,168	6,823	5	6
Corporate and other unallocated costs	(134)	(267)

Adjusted operating profit	7,034	6,556	7	10
Adjusting items	(862)	(1,991)

Total operating profit	6,172	4,565	35	39

Finance income	86	50
Finance costs	(570)	(609)
Share of after tax profit/(loss) of associates and joint ventures	(4)	(4)
Profit/(loss) on disposal of associates and joint ventures	1	-

Profit before taxation from continuing operations	5,685	4,002	42	46

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the 'Legal Proceedings' note in the Annual Report 2022. At 30 September 2023, the Group's aggregate provision for legal and other disputes (not including tax matters described on page 10) was £0.3 billion (31 December 2022: £0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group's position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group's financial accounts.

Significant legal developments since the date of the Q2 2023 results:

Product Liability

Zantac

As announced on 11 October 2023, GSK has reached a confidential settlement in the Cantlay/Harper case filed in California state court. The case, which was set to begin trial on 13 November 2023, will be dismissed. The company has also settled the three remaining breast cancer bellwether cases in California. GSK will be dismissed from these cases. The settlements reflect the company's desire to avoid the distraction related to protracted litigation. GSK does not admit any liability in the settlements and will continue to vigorously defend itself based on the facts and the science in all other Zantac cases.

The Delaware Superior Court has scheduled a hearing regarding admissibility of expert testimony as to general causation for 22-25 January 2024. Cases in other state courts are scheduled for trials from 2024.

Since 2019, there have been 15 peer-reviewed epidemiological studies conducted looking at human data regarding the use of ranitidine. The resulting scientific consensus is that there is no consistent or reliable evidence that ranitidine increases the risk for any type of cancer. The 15th epidemiologic study (You (2023)) was recently released. The study, which involved very large numbers of patients across multiple databases from US, UK, Germany, Spain, France, South Korea, and Taiwan, showed no statistically significant association between ranitidine use and cancer overall or between ranitidine use and any individual cancer.

Returns to shareholders

Quarterly dividends
The Board has declared a third interim dividend for 2023 of 14p per share (Q3 2022: 13.75p(4) per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio through the investment cycle. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for GSK remain unchanged. GSK expects to declare a dividend of 56.5p per share for 2023. In setting its dividend policy, GSK considers the capital allocation priorities of the Group, its investment strategy for growth alongside the sustainability of the dividend.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 9 January 2024. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend date will be 16 November 2023, with a record date of 17 November 2023 and a payment date of  11 January 2024.

	Paid/ Payable	Pence per share/ pre share consolidation	Pence per share/ post share consolidation	£m

2023
First interim	13 July 2023	-	14	567
Second interim	12 October 2023	-	14	568
Third interim	11 January 2024	-	14	568

2022
First interim	1 July 2022	14	17.50	704
Second interim	6 October 2022	13	16.25	654
Third interim	12 January 2023	11	13.75	555
Fourth interim	13 April 2023	11	13.75	557

		49	61.25	2,470

(4)	Adjusted for the Share Consolidation on 18 July 2022. For details of the Share Consolidation see page 51.

Weighted average number of shares
	Q3 2023 millions	Q3 2022 millions

Weighted average number of shares - basic	4,055	4,030
Dilutive effect of share options and share awards	57	58

Weighted average number of shares - diluted	4,112	4,088

Weighted average number of shares
	9 months 2023 millions	9 months 2022 millions

Weighted average number of shares - basic	4,050	4,024
Dilutive effect of share options and share awards	58	58

Weighted average number of shares - diluted	4,108	4,082

At 30 September 2023, 4,056 million shares (Q3 2022: 4,034 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). No Treasury shares have been repurchased since 2014. The company issued an immaterial number of shares under employee share schemes in the quarter for proceeds of £nil (Q3 2022: £5 million).

At 30 September 2023, the ESOP Trusts held 38.9 million GSK shares against the future exercise of share options and share awards. The carrying value of £190 million has been deducted from other reserves. The market value of these shares was £585 million.

At 30 September 2023, the company held 217 million Treasury shares at a cost of £3,796 million which has been deducted from retained earnings.

Additional information

Disposal group and discontinued operations accounting policy
Disposal groups are classified as held for distribution if their carrying amount will be recovered principally through a distribution to shareholders rather than through continuing use, they are available for distribution in their present condition and the distribution is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to distribute.

Non-current assets included as part of a disposal group are not depreciated or amortised while they are classified as held for distribution. The assets and liabilities of a disposal group classified as held for distribution are presented separately from the other assets and liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or distributed or is classified as held for distribution and that represents a separate major line of business. The results of discontinued operations are presented separately in the statement of profit or loss and comparatives are restated on a consistent basis.

IAS 12 'Income Taxes'
On 20 June 2023, the UK Government substantively enacted legislation introducing a global minimum corporate income tax rate, to have effect from 2024 in line with the Organisation for Economic Co-operation and Development's (OECD) Pillar Two model framework. GSK has applied the mandatory IAS 12 'Income Taxes' exception under paragraph 98 M (b) and is not recognising any deferred tax impact.

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and nine months ended 30 September 2023 and should be read in conjunction with the Annual Report 2022, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2022.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2022.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2022 were published in the Annual Report 2022, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Divestments: restatement of the gain on the demerger of Consumer Healthcare
Following finalisation of the demerger accounting, an adjustment of £0.5 billion to increase the gain on the demerger of Consumer Healthcare as disclosed in Q3 2022 from £9.6 billion to £10.1 billion for the full-year was recorded in Q4 2022. This gain relates to an adjustment for deferred profit in inventory. These transactions were presented in profit from discontinued operations (adjusting items) in the full-year 2022 results. The comparator Q3 2022 results have been restated to reflect the increase in the gain on demerger of Consumer Healthcare as described above. These transactions are presented in profit from discontinued operations (adjusting items) in Q3 2022. The restatement of Q3 2022 impacts the gain on the demerger, earnings per share from discontinued operations, total earnings per share, diluted earnings per share from discontinued operations and total diluted earnings per share.

Exchange rates
GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q3 2023	Q3 2022	9 months 2023	9 months 2022	2022

Average rates:
US$/£	1.26	1.18	1.24	1.26	1.24
Euro/£	1.16	1.16	1.15	1.18	1.17
Yen/£	182	161	173	160	161

Period-end rates:
US$/£	1.23	1.11	1.23	1.11	1.20
Euro/£	1.16	1.13	1.16	1.13	1.13
Yen/£	183	160	183	160	159

Net assets
The book value of net assets increased by £2,523 million from £10,096 million at 31 December 2022 to £12,619 million at 30 September 2023. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders.

At 30 September 2023, the net deficit on the Group's pension plans was £1,171 million compared with £1,355 million at 31 December 2022. This decrease in the net deficit is primarily related to an increase to the UK discount rate from 4.8% to 5.5%, and cash contributions of £353 million made to the UK Pension schemes, offset by lower UK asset values, and an actuarial experience adjustment for higher inflation than expected in UK pension increases of approximately £400 million.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £890 million (31 December 2022: £1,093 million).

Contingent consideration amounted to £6,510 million at 30 September 2023 (31 December 2022: £7,068 million), of which £5,462 million (31 December 2022: £5,890 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare, £505 million (31 December 2022: £673 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition and £539 million (31 December 2022: £501 million) represented the estimated present value of contingent consideration payable to Affinivax. Of the contingent consideration payable to Shionogi at 30 September 2023, £981 million (31 December 2022: £940 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

9 months 2023	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,890	7,068
Remeasurement through income statement and other movements	406	302
Cash payments: operating cash flows	(834)	(853)
Cash payments: investing activities	-	(7)

Contingent consideration at end of the period	5,462	6,510

9 months 2022	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,559	6,076
Remeasurement through income statement and other movements	1,423	2,115
Cash payments: operating cash flows	(774)	(789)
Cash payments: investing activities	(69)	(75)

Contingent consideration at end of the period	6,139	7,327

Contingent liabilities
There were contingent liabilities at 30 September 2023 in respect of arrangements entered into as part of the ordinary course of the Group's business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 37 and on pages 265 to 267 of the 2022 Annual Report.

Business acquisitions
On 18 April 2023, GSK announced it had reached agreement to acquire late-stage biopharmaceutical company Bellus. On 28 June 2023, GSK completed the acquisition which was effected through a Plan of Arrangement (the "Arrangement") pursuant to the Canada Business Corporations Act. The Arrangement was approved by Bellus' shareholders on 16 June 2023. Upon completion, GSK acquired all outstanding common shares of Bellus for US$14.75 per common share in cash, representing a total equity value of US$2 billion (£1.6 billion). The acquisition provides GSK access to camlipixant, a potential best-in-class and highly selective P2X3 antagonist currently in phase III development for the first-line treatment of adult patients with refractory chronic cough (RCC). The values in the table below are provisional and are subject to change.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

£m

Net assets acquired:
Intangible assets	1,438
Cash and cash equivalents	148
Other net assets/(liabilities)	50
Deferred tax liabilities	(136)

1,500
Goodwill	107

Total consideration	1,607

All of the £1.6 billion consideration had been settled by 30th September 2023.

Post balance sheet event note
GSK completed the sale of 270 million shares in Haleon equivalent to 2.9% of Haleon's issued share capital on 6 October 2023 at a price of 328 pence per share raising gross proceeds of approximately £885.6 million.

Related party transactions
Details of GSK's related party transactions are disclosed on page 236 of our 2022 Annual Report.

Net debt information

Reconciliation of cash flow to movements in net debt

	9 months 2023 £m	9 months 2022 £m

Total Net debt at beginning of the period	(17,197)	(19,838)

Increase/(decrease) in cash and bank overdrafts	(340)	(7,629)
(Increase)/decrease in liquid investments	(47)	-
Net decrease/(increase) in short-term loans	(306)	4,207
Net decrease/(increase) in long-term loans	(94)	9
Repayment of lease liabilities	148	149
Net debt of subsidiary undertakings acquired	50	(20)
Exchange adjustments	304	(2,376)
Other non-cash movements	(107)	(119)

Decrease/(increase) in net debt from continuing operations	(392)	(5,779)
Decrease/(increase) in net debt from discontinued operations	-	7,181
Total Net debt at end of the period	(17,589)	(18,436)

Net debt analysis

	30 September 2023 £m	31 December 2022 £m

Liquid investments	70	67
Cash and cash equivalents	3,177	3,723
Short-term borrowings	(4,843)	(3,952)
Long-term borrowings	(15,993)	(17,035)

Total Net debt at the end of the period	(17,589)	(17,197)

Free cash flow reconciliation from continuing operations

	Q3 2023 £m	9 months 2023 £m	9 months 2022 £m

Net cash inflow/(outflow) from continuing operating activities	2,212	3,572	4,733
Purchase of property, plant and equipment	(299)	(828)	(705)
Proceeds from sale of property, plant and equipment	11	21	13
Purchase of intangible assets	(198)	(733)	(802)
Proceeds from disposals of intangible assets	-	12	126
Net finance costs	(11)	(397)	(455)
Dividends from associates and joint ventures	-	1	-
Contingent consideration paid (reported in investing activities)	(3)	(7)	(75)
Distributions to non-controlling interests	(57)	(334)	(390)
Contributions from non-controlling interests	-	7	8

Free cash inflow/(outflow) from continuing operations	1,655	1,314	2,453

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	17	Infectious Diseases (7)
		●	Arexvy (RSV vaccine) RSV older adults
		●	gepotidacin (bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	Bexsero infants vaccine (US)
		●	MenABCWY (gen 1) vaccine candidate
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	ibrexafungerp (antifungal glucan synthase inhibitor) invasive candidiasis

Respiratory/Immunology (4)
		●	Nucala (anti-IL5) chronic obstructive pulmonary disease
		●	depemokimab (long-acting anti-IL5) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis, chronic rhinosinusitis with nasal polyps, hyper-eosinophilic syndrome
		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough

Oncology (5)
		●	Ojjaara (JAK1, JAK2 and ACVR1 inhibitor) myelofibrosis with anaemia
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer
		●	Zejula (PARP inhibitor) 1L ovarian and non-small cell lung cancer
		●	cobolimab (anti-TIM-3) 2L non-small cell lung cancer

Opportunity driven (1)
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Total vaccines and medicines in all phases of clinical development	67
Total projects in clinical development (inclusive of all phases and indications)	86

Our key growth assets by therapy area

The following outlines several key vaccines and medicines by therapy area that will help drive growth for GSK to meet its outlooks and ambition for 2021-2026 and beyond.

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)

In September 2023, Japan's Ministry of Health, Labour and Welfare (MHLW) approved Arexvy (respiratory syncytial virus vaccine, recombinant adjuvanted) for the prevention of respiratory syncytial virus (RSV) disease for adults 60 years of age and above. This is the first time an RSV vaccine for older adults has been approved in Japan. This follows approvals in the US, Europe, the UK and Canada.

In October 2023, new data from a phase III trial exploring the immune response in adults 50 to 59 years of age after a single dose of the vaccine were reported. Preliminary results showed that the trial met its primary endpoints with the vaccine eliciting non-inferior immune responses in adults aged 50 to 59 at increased risk for RSV disease due to select underlying medical conditions compared to adults aged 60 and above. The primary endpoint was also met for the broader group of adults aged 50 to 59 enrolled in the trial. Safety and reactogenicity data were consistent with results from the initial phase III programme. These data will be submitted to regulators, with decisions on potential label expansion expected in 2024.

Key phase III trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK's RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023	Active, not recruiting; primary endpoint met
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021 Primary data reported: Q4 2022	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Active, not recruiting
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021 Trial end: Q2 2022	Complete; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine - adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Active, not recruiting
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo-controlled trial to evaluate the non-inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50-59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age
			Trial start: Q4 2022 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023	Active, recruiting
RSV OA=ADJ-023 (Immunocompromised Adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023	Active, recruiting
RSV-OA=ADJ-020 (Adults, aged >=50 years of age) NCT05966090	III	A study on the safety and immune response of investigational RSV OA vaccine in combination with herpes zoster vaccine in healthy adults	Trial start: Q3 2023 Data anticipated: H2 2024	Active, recruiting

bepirovirsen (HBV ASO)

Bepirovirsen, a triple-action antisense oligonucleotide, is a potential new treatment option for people with chronic hepatitis B (CHB). It is being evaluated in nucleos(t)ide analogue (NA) treated patients and as a sequential therapy with existing and novel treatments with an aim to provide patients with the first clinically meaningful functional cure for CHB. Two randomised, double-blind, placebo controlled phase III trials (B-Well 1 and B-Well 2) evaluating the safety and efficacy of bepirovirsen in NA treated patients started in Q1 2023 and are progressing as planned in 31 countries. Bepirovirsen is the only single agent in phase III development that has shown clinically meaningful functional cure response for patients with CHB, following positive results previously announced from the B-Clear and B-Sure clinical trials.

At the upcoming American Association for the Study of Liver Diseases' (AASLD) The Liver Meeting® 2023, taking place in Boston, MA from 10-14 November, GSK will present full results from the B-Together phase IIb trial investigating bepirovirsen followed by pegylated interferon alfa (Peg-IFN) as treatment for people with CHB on NA therapy. The primary endpoint was the proportion of patients with hepatitis B surface antigen (HBsAg) and hepatitis B virus (HBV) DNA below the lower limit of quantification (LLOQ) for 24 weeks after planned end of sequential treatment, in the absence of newly initiated antiviral therapy (rescue therapy). While the addition of Peg-IFN to bepirovirsen did result in a small increase to response, it did not materially improve patient outcomes. All patients that met the primary endpoint had a baseline surface antigen ≤3000 IU/mL, reinforcing results from B-Clear which showed that treatment with bepirovirsen resulted in sustained clearance of HBsAg and HBV DNA both in patients on concurrent nucleoside/nucleotide analogues (NA) and patients not-on-NA therapy. In addition to confirming previous treatment response seen with bepirovirsen, findings from B-Together provide important insights for future novel sequential regimens with bepirovirsen as a potential backbone therapy.

To further expand the development of bepirovirsen in novel sequential regimens, we announced an agreement for an exclusive worldwide license to develop and commercialise JNJ-3989, an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic initially developed by Arrowhead Pharmaceuticals. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2025+	Recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2025+	Recruiting
B-Together bepirovirsen sequential combination therapy with Peg-interferon (chronic hepatitis B) NCT04676724	IIb
A multi-centre, randomised, open label trial to assess the efficacy and safety of sequential treatment with bepirovirsen followed by Pegylated Interferon Alpha 2a in participants with chronic hepatitis B virus
			Trial start: Q1 2021 Data anticipated: H2 2023	Complete
bepirovirsen sequential combination therapy with targeted immunotherapy (chronic hepatitis B) NCT05276297	II
A trial on the safety, efficacy and immune response following sequential treatment with an anti-sense oligonucleotide against chronic hepatitis B (CHB) and chronic hepatitis B targeted immunotherapy (CHB-TI) in CHB patients receiving nucleos(t)ide analogue (NA) therapy
			Trial start: Q2 2022 Data anticipated: 2025+	Active, not recruiting

gepotidacin (bacterial topoisomerase inhibitor)

Gepotidacin is an investigational bactericidal, first-in-class antibiotic with a novel mechanism of action for the treatment of uncomplicated urinary tract infections (uUTI).

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data anticipated: H1 2024	Recruitment complete
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

MenABCWY vaccine candidate

In September 2023, the phase IIIb MenABCWY 019 trial (NCT04707391) completed. The randomised, controlled, observer-blind trial evaluated the safety and immunogenicity of GSK's meningococcal ABCWY (MenABCWY) vaccine candidate when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine. MenABCWY vaccine was well tolerated with a favourable safety profile. The data provide information for the label, supporting use of MenABCWY in future potential US ACIP recommendations for adolescent meningococcal vaccination. The data will be published in a peer reviewed journal next year.

Key trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY - 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK's meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021 Data anticipated: H2 2023	Complete
MenABCWY - V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020 Data reported: Q1 2023	Complete; primary endpoints met

Additionally, in September a supplemental Biologics License Application (sBLA) in Bexsero (meningitis B) was accepted for submission to the FDA.

HIV

cabotegravir

In September 2023, ViiV Healthcare announced that the European Commission authorised Apretude (cabotegravir long-acting (LA) injectable and tablets) for HIV prevention. Cabotegravir is indicated in combination with safer sex practices for pre-exposure prophylaxis (PrEP) to reduce the risk of sexually acquired HIV-1 infection in high-risk adults and adolescents (at least 12 years of age), weighing at least 35 kg. This authorisation marks a pivotal milestone for people across the EU who could benefit from an innovative, long-acting HIV prevention option that may better suit their personal preferences. Long-acting PrEP, alongside other HIV prevention strategies, plays an important role in helping to address some of the challenges that people may have with oral PrEP options

In October 2023, ViiV Healthcare presented 46 abstracts across two medical meetings - ID Week in the United States and the European AIDS Conference (EACS) - advancing knowledge in the areas of treatment, prevention, and how to improve the quality of care of specific patient populations. The data at both meetings explored real-world evidence that evaluated the effectiveness, safety, and tolerability of 2-drug and long-acting regimens, provided insights from the study of heavily treatment-experienced individuals and shared adherence and drug preference results from HCP- and patient-based studies. ViiV also presented, at EACS, virologic response data from their investigational asset N6LS, a broadly neutralising antibody.

In October 2023, the National Medical Products Administration (NMPA) of China approved ViiV Healthcare's Vocabria (cabotegravir injection) used in combination with the Janssen Pharmaceutical Companies of Johnson & Johnson's Rekambys (rilpivirine long-acting injection) for the treatment of HIV-1 infection. Prior to the recent marketing authorisation for rilpivirine long-acting injection, cabotegravir injection and tablets were approved in China in July 2023.

Respiratory/Immunology

camlipixant (P2X3 receptor antagonist)

The acquisition of Bellus in June 2023 included camlipixant (BLU-5937), an investigational, highly selective oral P2X3 antagonist currently in development for first-line treatment of adult patients suffering from refractory chronic cough (RCC). The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022 Data anticipated: 2025+	Recruiting
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023 Data anticipated: 2025+	Recruiting

depemokimab (long acting anti-IL5)

Depemokimab is a unique and distinct monoclonal antibody developed specifically for its affinity for IL-5 and long duration of inhibition. The phase III programme for depemokimab continues to make progress across a range of eosinophil-driven diseases with phase III data expected to begin reading out in H1 2024.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma; SEA) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data anticipated: H1 2024	Active, not recruiting
SWIFT-2 (SEA) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data anticipated: H1 2024	Active, not recruiting
AGILE (SEA) NCT05243680	III (extension)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022 Data anticipated: 2025+	Recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021 Data anticipated: 2025+	Recruiting
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data anticipated: H2 2024	Recruiting
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data anticipated: H2 2024	Recruiting
OCEAN (eosinophilic granulomatosis with polyangiitis) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial start: Q3 2022 Data anticipated: 2025+	Recruiting
DESTINY (hyper-eosinophilic syndrome) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial start: Q3 2022 Data anticipated: 2025+	Recruiting

Oncology

Blenrep (belantamab mafodotin)

Trials within the DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical trial programme are ongoing, evaluating belantamab mafodotin in earlier lines of therapy and in combination. Both DREAMM-7 and DREAMM-8 are event-driven trials assessing the potential of belantamab mafodotin in combination with standard of care regimens in the second-line and later multiple myeloma treatment setting. Due to slower than anticipated event rate, DREAMM-7 is now expected to read out in H1 2024 and DREAMM-8 is expected to read out in H2 2024. Once available, data from these trials will be shared at future scientific congresses.

Following a negative Committee for Medicinal Products for Human Use (CHMP) opinion in September 2023, GSK has submitted for re-examination of the annual renewal for the conditional marketing authorisation of Blenrep in the EU.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Data anticipated: H1 2024	Active, not recruiting
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Data anticipated: H2 2024	Enrolment complete

Jemperli (dostarlimab)

In July 2023, the US FDA approved Jemperli in combination with carboplatin and paclitaxel, followed by Jemperli as a single agent for the treatment of adult patients with primary advanced or recurrent endometrial cancer that is mismatch repair deficient (dMMR), as determined by an FDA-approved test, or microsatellite instability-high (MSI-H). Jemperli plus chemotherapy is the first and only new frontline treatment option for this patient population, who face significant unmet medical need and poor long-term outcomes with chemotherapy alone.

Jemperli was also approved by the UK MHRA in October 2023 in combination with platinum-containing chemotherapy for the treatment of adult patients with dMMR/MSI-H primary advanced or recurrent endometrial cancer and who are candidates for systemic therapy. The CHMP of the European Medicines Agency (EMA) also adopted a positive opinion recommending approval of Jemperli in this patient population. The application remains under review in Australia, Canada, Switzerland and Singapore as part of the US FDA's Oncology Center of Excellence Project Orbis framework, which allows for concurrent submission to and review by US and other international regulatory authorities.

In October 2023, GSK announced positive headline results from a planned analysis of Part 1 of the RUBY/ENGOT-EN6/GOG3031/NSGO phase III trial investigating Jemperli plus standard-of-care chemotherapy (carboplatin and paclitaxel), followed by dostarlimab as a single agent, compared to placebo plus chemotherapy followed by placebo in adult patients with primary advanced or recurrent endometrial cancer. The trial met its primary endpoint of overall survival (OS), demonstrating a statistically significant and clinically meaningful benefit in the overall patient population.

These updates further reinforce our ambition for Jemperli to become the backbone of our ongoing immuno-oncology-based research and development programme when used alone and in combination with standard of care and future novel cancer therapies, aiming to transform patient lives across multiple tumour types, including endometrial, colon and rectal cancers.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY ENGOT-EN6 GOG-3031 (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data anticipated: H1 2024	Active, not recruiting; primary endpoint met in RUBY Part 1
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind trial to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020 Primary data reported: Q4 2022	Active, not recruiting; primary endpoint met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Recruiting
AZUR-1 (locally advanced rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023 Data anticipated: 2025+	Recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q2 2023 Data anticipated: 2025+	Recruiting
COSTAR Lung (advanced non-small cell lung cancer that has progressed on prior PD-(L)1 therapy and chemotherapy) NCT04655976	II/III
A multi-centre, randomised, parallel group treatment, open label trial comparing cobolimab + dostarlimab + docetaxel to dostarlimab + docetaxel to docetaxel alone in participants with advanced non-small cell lung cancer who have progressed on prior anti-PD-(L)1 therapy and chemotherapy
			Trial start: Q4 2020 Data anticipated: H2 2024	Recruiting

momelotinib (JAK1/2 and ACVR1/ALK2 inhibitor)

In September 2023, GSK announced that the US FDA approved momelotinib under the brand name Ojjaara for the treatment of intermediate or high-risk myelofibrosis, including primary myelofibrosis or secondary myelofibrosis (post-polycythaemia vera and post-essential thrombocythaemia), in adults with anaemia. To date, Ojjaara is the only approved medicine for both newly diagnosed and previously treated myelofibrosis patients with anaemia that addresses the key manifestations of the disease, namely anaemia, constitutional symptoms, and splenomegaly (enlarged spleen).

Key phase III trial for momelotinib:

Trial name (population)	Phase	Design	Timeline	Status
MOMENTUM (myelofibrosis) NCT04173494	III
A randomised, double-blind, active control phase III trial intended to confirm the differentiated clinical benefits of the investigational drug momelotinib (MMB) versus danazol (DAN) in symptomatic and anaemic subjects who have previously received an approved Janus kinase inhibitor (JAKi) therapy for myelofibrosis (MF)
			Trial start: Q1 2020 Primary data reported: Q1 2022	Active, not recruiting; primary endpoint met

Zejula (niraparib)

GSK is building a clinical development programme by assessing activity of Zejula across multiple tumour types and in combination with other agents. The ongoing development programme includes several combination studies, including the FIRST phase III trial assessing niraparib in combination with dostarlimab, a programmed death receptor-1 (PD-1)-blocking antibody, as a potential treatment for first-line ovarian cancer maintenance; RUBY Part 2, the phase III trial of niraparib and dostarlimab in recurrent or primary advanced (stage III or IV) endometrial cancer; and the ZEAL phase III trial assessing niraparib in combination with standard of care for the maintenance treatment of first line advanced non-small cell lung cancer.

Key phase III trials for Zejula:

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (1L advanced non-small cell lung cancer maintenance ) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020 Data anticipated: H2 2024	Active, not recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018 Data anticipated: H1 2024	Active, not recruiting

Reporting definitions

Total, Continuing and Adjusted results
Total reported results represent the Group's overall performance including discontinued operations. Continuing results represents performance excluding discontinued operations.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 17 and other non-IFRS measures are defined below and are based on continuing operations.

Free cash flow from continuing operations
Free cash flow is defined as the net cash inflow/outflow from continuing operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates (all attributable to continuing operations). It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from continuing operations to free cash flow from continuing operations is set out on page 42.

Free cash flow conversion
Free cash flow conversion is free cash flow from continuing operations as a percentage of profit attributable to shareholders from continuing operations.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Total Net debt
Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value.

Discontinued operations
Consumer Healthcare was presented as a discontinued operation from Q2 2022. The demerger of Consumer Healthcare was completed on 18 July 2022. The Group Income Statement and Group Cash Flow Statement distinguish discontinued operations from continuing operations.

Share Consolidation
Following completion of the Consumer Healthcare business demerger on 18 July 2022, GSK plc Ordinary shares were consolidated to maintain share price comparability before and after demerger. Shareholders received 4 new Ordinary shares with a nominal value of 31¼ pence each for every 5 existing Ordinary shares which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Earnings per share
Earnings per share has been retrospectively adjusted for the Share Consolidation on 18 July 2022, applying a ratio of 4 new Ordinary shares for every 5 existing Ordinary shares.

Total Earnings per share
Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Total Operating Margin
Total Operating margin is Total operating profit divided by turnover.

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

Turnover excluding COVID-19 solutions
Turnover excluding COVID-19 solutions excludes the impact of sales of pandemic adjuvant within Vaccines and Xevudy within Specialty Medicines related to the COVID-19 pandemic. Management believes that the exclusion of the impact of these COVID-19 solutions sales aids comparability in the reporting periods and understanding of GSK's growth including by region versus prior periods and also 2023 Guidance which excludes any contributions from COVID-19 solutions.

General Medicines
General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines in inhaled respiratory, dermatology, antibiotics and other diseases.

Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines in infectious diseases, HIV, Oncology, Respiratory/Immunology and Other.

Percentage points
Percentage points of growth which is abbreviated to ppts.

Non-controlling interest
Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

RAR (Returns and Rebates)
GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Year-to-date (YTD)
Year-to-date  is the nine-month period in the year to 30 September 2023 or the same prior period in 2022 as appropriate.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance, assumptions and cautionary statements

2023 guidance
GSK expects 2023 turnover to increase between 12 to 13 per cent, Adjusted operating profit to increase between 13 to 15 per cent and Adjusted earnings per share to increase between 17 to 20 per cent. This guidance is provided at CER and excludes any contributions from COVID-19 solutions.

Assumptions related to 2023 guidance
In outlining the guidance for 2023, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes. In the year to date, GSK has exceeded its full-year guidance expectations due to the continued strong and broad-based performance of its business, including the successful launch of Arexvy in Q3 2023, which has also benefitted from initial channel inventory build. Currently, GSK assumes sales of Arexvy will track in line with high-dose flu analogues. For the full year, the company expects Arexvy sales between £0.9 to £1 billion. For full year sales, Vaccines are expected to increase by around 20 per cent, Specialty Medicines, including HIV, are expected to increase by low double-digit per cent and General Medicines are expected to increase by low to mid-single-digit per cent.

These planning assumptions as well as operating profit guidance and dividend expectations assume no material interruptions to supply of the Group's products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the company (save for those that are already recognised or for which provisions have been made) and no change in the Group's shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2023 guidance factors in all divestments and product exits announced to date.

The Group's guidance assumes successful delivery of the Group's integration and restructuring plans. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group's pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements
The Group's management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, ambitions and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, ambitions and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks, ambitions and expectations should be read together with the guidance, assumptions and cautionary statements in this Q3 2023 earnings release and the 2022 Annual Report.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group's control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2022. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GSK plc

Conclusion
We have been engaged by GSK plc ("the company") to review the condensed financial information in the Results Announcement of the company for the three and nine months ended 30 September 2023.

The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three and nine month periods ended 30 September 2023 on pages 25 to 26;
●	the balance sheet as at 30 September 2023 on page 27;
●	the statement of changes in equity for the nine month period then ended on page 28;
●	the cash flow statement for the nine month period then ended on pages 29 to 30; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 31 to 42 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries ("the Group") in the Annual Report 2022, which was prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the United Kingdom.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 31 to 42 and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and nine months ended 30 September 2023 is not prepared, in all material respects in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 39.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council for use in the United Kingdom (ISRE(UK)2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed on page 39, the annual financial statements of the company are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial statements included in this Results Announcement have been prepared in accordance with United Kingdom adopted International Accounting Standard 34, "Interim Financial Reporting".

Conclusion Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the Results Announcement of the company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the Results Announcement, the directors are responsible for assessing the company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information
In reviewing the Results Announcement, our responsibility is to express to the company a conclusion on the condensed financial information in the Results Announcement based on our review. Our Conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis of Conclusion paragraph of this report.

Use of our report
This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
1 November 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 1, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc